EXHIBIT 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS (“MD&A”)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand Barrick Gold Corporation (“Barrick”, “we”, “our” or the “Company”), our operations, financial performance and present and future business environment. This MD&A, which has been prepared as of February 12, 2014, should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2013. Unless otherwise indicated, all amounts are presented in US dollars.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

Continuous disclosure materials, including our most recent Form 40-F/Annual Information Form, annual MD&A, audited consolidated financial statements, and Notice of Annual Meeting of Shareholders and Proxy Circular will be available on our website at www.barrick.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. For an explanation of terminology unique to the mining industry, readers should refer to the glossary on page 73.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information contained or incorporated by reference in this MD&A, including any information as to our strategy, projects, plans or future financial or operating performance constitutes “forward-looking statements”. All statements, other than statements of historical fact, are forward-looking statements. The words “believe”, “expect”, “anticipate”, “contemplate”, “target”, “plan”, “intend”, “continue”, “budget”, “estimate”, “may”, “will”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the spot and forward price of gold and copper or certain other commodities (such as silver, diesel fuel and electricity); changes in national and local government legislation, taxation, controls, regulations, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future; diminishing quantities or grades of reserves; increased costs, delays, suspensions and technical challenges associated with the construction of capital projects; the impact of global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future cash flows; adverse changes in our credit rating; the impact of inflation; fluctuations in the currency markets; operating or technical difficulties in connection with mining or development activities; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties, particularly title to undeveloped properties; risk of loss due to acts of war, terrorism, sabotage and civil disturbances; changes in U.S. dollar interest rates; risks arising from holding derivative instruments; litigation; business opportunities that may be presented to, or pursued by, the Company; our ability to successfully integrate acquisitions or complete divestitures; employee relations; availability and increased costs associated with mining inputs and labor; and the organization of our African gold operations and properties under a separate listed company. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion, copper cathode or gold/copper concentrate losses (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can

BARRICK YEAR-END 2013	11	MANAGEMENT’S DISCUSSION AND ANALYSIS

affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

CHANGES IN PRESENTATION OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

We use certain non-GAAP financial performance measures in our MD&A. These measures are intended to provide additional information only and do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and should not be considered in isolation or as substitutes for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently. For a detailed description of each of the non-GAAP measures used in this MD&A, please see the discussion under “Non-GAAP Financial Performance Measures” beginning on page 63 of our MD&A. In 2013, we added or made changes to the following non-GAAP performance measures:

Adjusted operating costs per ounce, All-in sustaining cash costs per ounce and All-in costs per ounce

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with our second quarter 2013 MD&A.

The “all-in sustaining costs” measure is similar to our presentation in reports prior to second quarter 2013, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

Our “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating

BARRICK YEAR-END 2013	12	MANAGEMENT’S DISCUSSION AND ANALYSIS

metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

Starting in our second quarter 2013 MD&A, the non-GAAP measure “total cash costs” was renamed “adjusted operating costs” in order to conform with the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed.

Beginning in our second quarter 2013 MD&A, in addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a byproduct of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

The table on page 67 reconciles these non-GAAP measures to the most directly comparable IFRS measures and previous periods have been recalculated to conform to our current definition. We have also included as references additional information as to how each of the adjustments to cost of sales have been calculated.

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OVERVIEW

Our Business and Strategy

Our Business

We have operating mines or projects in Canada, the United States, the Dominican Republic, Australia, Papua New Guinea, Peru, Chile, Argentina, Zambia, Saudi Arabia and Tanzania. We sell our production in the world market through the following distribution channels: gold bullion is sold in the gold spot market; gold and copper concentrate is sold to independent smelting companies; and copper cathode is sold to various manufacturers and traders.

At the end of 2013, we made a change to our organization structure, moving from a Regional Business Unit model to an Operating Unit model. Each Operating Unit will be accountable for managing our core mining business, either at one of our larger mines or within a grouping of mines based on geography and/or the primary metal produced, with a focus on generating free cash flow and maintaining our license to operate by operating in a safe, responsible manner and meeting our environmental obligations and corporate responsibility commitments. Under the new structure, our core operating sites will have a direct reporting line to the Chief Operating Officer, which will increase direct accountability and allow for greater visibility into our most important assets.

The gold Operating Units are: Cortez, Goldstrike, Pueblo Viejo, Lagunas Norte, Veladero, North America – Other and Australia Pacific. We also hold a 73.9% equity interest in African Barrick Gold plc (“ABG”), a publicly traded company, which includes our previously held African gold mines and exploration properties. In addition, our Pascua-Lama project is also an Operating Unit.

Our Global Copper unit manages our copper business with a view towards maximizing the value of our copper assets. The Global Copper unit manages the Zaldívar and Lumwana mines and Jabal Sayid project.

We believe the new operating unit structure will enable us to act quickly in response to opportunities or market developments while maintaining our focus on license to operate matters and compliance, and allow us to maintain our disciplined capital allocation framework in order to maximize the free cash flow from our operations.

Our Strategy

Our actions are driven by our core values reflecting the guiding principles used to run the Company and these values provide the foundation for our strategy. Our core values are:

—	Integrity
—	Respect and open communication
—	Responsibility and accountability
—	Teamwork
—	Create shareholder value

We are focused on maximizing shareholder value through our commitment to a disciplined capital allocation framework to guide our decision making. Under this approach, all capital allocation options, which include organic investment in exploration and projects, and acquisitions or divestitures to improve the quality of our portfolio, will be assessed on the basis of maximizing risk-adjusted returns. Our emphasis on free cash flow should position the Company, in the future, with the potential to return more capital to shareholders, repay debt, and make additional attractive return investments to upgrade our portfolio. We will seek to optimize the overall returns from our portfolio of assets and projects. Consequently, existing assets that do not generate target returns or long-term free cash flow will be deferred, suspended or divested to improve the overall quality of our portfolio. Our strategy and approach to capital allocation has been summed up as follows:

Returns will drive production;

Production will not drive returns.

Enterprise Risk

Risk is an inherent component of our business. Therefore, effective enterprise risk management (“ERM”) is required to support our Company vision and the successful delivery of strategic objectives. Our ERM model is focused on top-level business risks and provides a framework to:

—	Identify, assess and communicate inherent and residual risk;
—	Embed ERM responsibilities into the operating model;
—	Integrate risk responses into strategic priorities and business plans; and
—	Provide assurance to the senior leadership team (“SLT”) and relevant Committees to the Board of Directors on the effectiveness of control activities.

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Our business is subject to risks in financial, regulatory, strategic and operational areas. In managing risk, management focuses on the risk factors that impact our ability to operate in a safe, profitable and responsible manner, including:

Financial and regulatory risk factors

—	fluctuations in the spot and forward prices of gold, copper and silver;
—	the impact of global financial conditions such as inflation, fluctuations in the currency markets and changes in U.S. dollar interest rates;
—	our liquidity profile, level of indebtedness and credit ratings;
—	changes in governments or the intervention of governments, or other political or economic developments in the jurisdictions in which we do or may carry on business in the future;
—

changing or increasing regulatory requirements, including increasing royalties and taxes, and our ability to obtain and to maintain compliance with permits and licenses necessary to operate in our industry;

—	our ability to maintain appropriate internal control over financial reporting and disclosure;
—	our ability to maintain compliance with anti-corruption standards;
—	our reliance on models and plans that are based on estimates, including mineral reserves and resources; and,
—	the organization of our African gold operations and properties under a separate listed company.

Strategic and operating risk factors

—	diminishing quantities or declining grades of reserves and our ability to replace mineral reserves and resources through discovery or acquisition;
—	our ability to integrate acquisitions or complete divestitures;
—	our ability to operate within joint ventures;
—	our ability to compete for mining properties, to obtain and maintain valid title and to obtain and maintain access to required land, water and power infrastructure;
—

our ability to execute development and capital projects, including managing scope, costs and timelines associated with construction, to successfully deliver expected operating and financial performance;

—	availability and increased cost of mining inputs, critical parts and equipment, and certain commodities, including fuel and electricity;
—	sequencing or processing challenges resulting in lower than expected recovery rates;
—	technical complexity in connection with mining or expansion activities;
—	unusual or unexpected ore body formations, ore dilution, varying metallurgical and other ore characteristics;
—	business interruption or loss due to acts of terrorism, intrusion, sabotage, work stoppage and civil disturbances;
—	loss due to theft of gold bullion, copper cathode or gold/copper concentrate;
—	permit or regulatory breaches resulting in fines, temporary shut-down or suspension of operations, or litigation;
—	our ability to manage security and human rights matters;
—	relationships with the communities in which we operate;
—	employee and labor relations; and,
—	availability and increased costs associated with labor.

In addition, there are hazards associated with the business of mineral exploration, development and mining, including environmental incidents, industrial accidents, and natural phenomena such as inclement weather conditions, flooding and earthquakes or cave-ins (and the risk of inadequate insurance, or inability to obtain insurance, to cover these risks) that could result in unexpected negative impacts to future cash flows.

We have provided a description of our approach to managing our top-level business risks throughout this MD&A. For a more fulsome discussion of risks relevant to investors, see “Risk Factors” in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

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Review of 2013 Results

2013 Fourth Quarter and Year-End Results

($ millions, except where indicated)	For the three months ended December 31		For the years ended December 31

	2013	2012[1]	2013	2012[1]

Financial Data
Revenue	$ 2,926	$ 4,149	$ 12,511	$ 14,394
Net earnings (loss)[2]	(2,830)	(3,013)	(10,366)	(538)
Per share (“EPS”)[3]	(2.61)	(3.01)	(10.14)	(0.54)
Adjusted net earnings[4]	406	1,157	2,569	3,954
Per share (“adjusted EPS”)[3,4]	0.37	1.16	2.51	3.95
Total project capital expenditures[5]	658	878	2,434	3,433
Total capital expenditures - expansion[5]	122	82	468	208
Total capital expenditures - sustaining[5]	568	1,038	2,472	3,354
Operating cash flow	1,016	1,845	4,239	5,983
Adjusted operating cash flow[4]	1,085	1,925	4,359	5,700
Free cash flow[4]	$ (280)	($ 114)	$ (1,142)	($ 1,073)
Adjusted return on equity[4]	12%	20%	14%	17%

Operating Data
Gold
Gold produced (000s ounces)[6]	1,713	2,019	7,166	7,421
Gold sold (000s ounces)[6]	1,829	2,027	7,174	7,292
Realized price ($ per ounce)[4]	$ 1,272	$ 1,714	$ 1,407	$ 1,669
Adjusted operating costs ($ per ounce)[4]	$ 573	$ 547	$ 566	$ 563
Adjusted operating costs on a co-product basis ($ per ounce)[4]	$ 592	$ 564	$ 589	$ 580
All-in sustaining costs ($ per ounce)[4]	$ 899	$ 1,048	$ 915	$ 1,014
All-in sustaining costs on a co-product basis ($ per ounce)[4]	$ 918	$ 1,065	$ 938	$ 1,031
All-in costs ($ per ounce)[4]	$ 1,317	$ 1,433	$ 1,282	$ 1,404
All-in costs on a co-product basis ($ per ounce)[4]	$ 1,336	$ 1,450	$ 1,305	$ 1,421
Copper
Copper produced (millions of pounds)	139	130	539	468
Copper sold (millions of pounds)	134	154	519	472
Realized price ($ per pound)[4]	$ 3.34	$ 3.54	$ 3.39	$ 3.57
C1 cash costs ($ per pound)[4]	$ 1.81	$ 1.93	$ 1.92	$ 2.05

[1]	Figures are restated for new accounting standards adopted in 2013.
[2]	Net earnings (loss) represent net income attributable to the equity holders of the Company.
[3]	Calculated using weighted average number of shares outstanding under the basic method.
[4]	These are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and detailed reconciliations, please see pages 63 – 72 of this MD&A.
[5]

These amounts are presented on a 100% accrued basis. Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.

[6]

Production includes our equity share of gold production at Highland Gold up to April 26, 2012, the effective date of our sale of Highland Gold. Production also includes African Barrick Gold (“ABG”) on a 73.9% basis and Pueblo Viejo on a 60% basis, both of which reflect our equity share of production. Sales include our equity share of gold sales from ABG and Pueblo Viejo.

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FULL YEAR FINANCIAL HIGHLIGHTS:

During 2013, gold prices averaged $1,411 per ounce, compared to $1,669 in 2012 and were volatile, falling from a high of $1,696 per ounce in January to a low of $1,181 per ounce in June. In response to the substantial decline in gold prices, we responded with significant cuts in operating costs and capital expenditures to improve cash flow without affecting our near-term production targets. During the year, we produced 7.17 million ounces at adjusted operating costs of $566 per ounce and all-in sustaining costs of $915 per ounce, which were substantially lower than our original guidance ranges of $610 to $660 per ounce and $1,000 to $1,100 per ounce, respectively. Capital expenditures were $5.0 billion in 2013, down from our original guidance range of $5.7 to $6.3 billion. We also began executing a portfolio optimization plan to divest non-core assets and develop new mine plans at our mines to improve near-term cash flow while preserving optionality for future production. The lower gold price was a significant contributor to our recognizing impairment losses of $11.5 billion (net of tax and non-controlling interest effects) ($12.7 billion pre-tax) and also our decision to temporarily suspend construction activities at Pascua-Lama. This suspension decision will postpone and reduce near-term cash outlays. In third quarter 2013, we reached an agreement to amend the terms of our Special Lease Agreement for Pueblo Viejo, which will result in additional and accelerated tax revenues to the government of the Dominican Republic, and as a result, we recognized an additional $249 million in income tax expense. Other key financial and operational highlights included:

—

Net loss for 2013 was $10.4 billion (-$10.14 per share) compared to a net loss of $0.5 billion (-$0.54 per share) in the same prior year period. Adjusted net earnings for 2013 were $2.6 billion ($2.51 per share) compared to adjusted net earnings of $4.0 billion ($3.95 per share) in the same prior year period.

—

Gold production for 2013 was 7.17 million ounces at adjusted operating costs of $566 per ounce, all-in sustaining costs of $915 per ounce and all-in costs of $1,282 per ounce, compared to production of 7.42 million ounces at adjusted operating costs of $563 per ounce, all-in sustaining costs of $1,014 per ounce and all-in costs of $1,404 per ounce in 2012.

—	Realized gold prices in 2013 were $1,407 per ounce, compared to $1,669 in 2012.
—	Copper production for 2013 was 539 million pounds at C1 cash costs of $1.92 per pound, compared to production of 468 million pounds at C1 cash cost of $2.05 per pound in 2012.
—	Operating cash flow was $4.2 billion, compared to operating cash flow of $6.0 billion for 2012.
—	Capital expenditures, down $1.6 billion, or 23%, over the prior year.
—	Termed out $3.0 billion of debt in April 2013 and completed a $3.0 bought equity deal in November 2013, which was primarily used to repay debt.
—	Completed or announced divestitures of Barrick Energy and six non-core, high-cost mines for total expected consideration of about $940 million, including cash proceeds of about $720 million

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Key Business Developments

Disciplined capital allocation framework decisions

Equity Issuance and Debt Repurchase

In November 2013, we completed a bought deal equity offering of 163.5 million common shares at a price of $18.35 per common share for net proceeds of approximately $2.9 billion. We used the net proceeds of the offering to strengthen our balance sheet and improve our long-term liquidity position by using approximately $2.6 billion of the net proceeds to redeem or repurchase outstanding short- and medium-term debt.

Divestitures

On September 30, 2013, we completed the sale of our Yilgarn South assets, which are the Granny Smith, Lawlers and Darlot mines, for total proceeds of $266 million, consisting of $135 million in cash and $131 million in Gold Fields Limited shares. As a result of this sale, we recognized a post-tax gain of $3 million ($11 million pre-tax), in third quarter 2013.

On January 31, 2014, we completed the sale of our Plutonic mine for total cash consideration of A$25 million. As at December 31, 2013, the assets and liabilities of Plutonic were written down to their realizable value, resulting in a post-tax loss of $12 million ($17 million pre-tax) and have been presented as held for sale on the consolidated balance sheet.

On January 22, 2014, we announced we had agreed to divest our Kanowna mine for total cash consideration of A$75 million, subject to certain closing adjustments. The transaction is expected to close in March 2014. Based on the expected proceeds of this transaction, we have reversed $66 million of impairment losses that we had recorded against Kanowna in second quarter 2013. As at December 31, 2013, the assets and liabilities of Kanowna have been presented as held for sale on the consolidated balance sheet.

On February 4, 2014, we announced we had agreed to divest our minority interest in the Marigold mine for total cash consideration of $86 million, subject to certain closing adjustments. The transaction is expected to close in April 2014. As at December 31, 2013, the assets and liabilities of Marigold were written down to their estimated realizable value, resulting in a post-tax loss of $39 million ($60 million pre-tax) and have been presented as held for sale on the consolidated balance sheet.

In July 2013, we completed the sale of our oil & gas business segment for consideration of $435 million, consisting of

$387 million in cash and a future royalty valued at $48 million. As a result of the sale, we recognized a post-tax loss of $466 million ($519 million pre-tax), including $90 million related to goodwill, in 2013, representing the difference between the net proceeds and our carrying value.

Closure of Pierina

As of August 2013, we decided to initiate closure of our Pierina mine in Peru. Primarily as a result of the accelerated closure, we recorded a $134 million increase to our provision for rehabilitation through the income statement in 2013.

Pascua-Lama

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction at its Pascua-Lama project, except for those activities required for environmental and regulatory compliance. The ramp-down is on schedule for completion by mid-2014. The company expects to incur costs of about $300 million1 this year for the ramp-down and environmental and social obligations. A decision to restart development will depend on improved economics and reduced uncertainty related to legal and regulatory requirements. Remaining development will take place in distinct stages with specific work programs and budgets. This approach will facilitate more efficient planning and execution and improved cost control. In the interim, Barrick will explore opportunities to improve the project’s risk-adjusted returns, including strategic partnerships or royalty and other income streaming agreements. The company will preserve the option to resume development of this asset, which has a mine life of 25 years.

Pueblo Viejo

In third quarter 2013, Pueblo Viejo Dominicana Corporation (“PVDC”), our joint arrangement with Goldcorp Inc., reached an agreement with the Government of the Dominican Republic concerning amendments to the Pueblo Viejo SLA. The key terms of the amendments include:

—	Elimination of a 10 percent return embedded in the initial capital investment for the purposes of the net profits interest (“NPI”) calculation;

[1]

About 25%, related to water management systems and completion of minor scopes of work in Argentina and Chile, is expected to be capitalized. Actual expenditures will be dependent on a number of factors, including environmental and regulatory requirements.

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—	An extension to the period over which PVDC may recover its capital investment;
—	A delay of application of NPI deductions;
—	A reduction in tax depreciation rates; and
—	A graduated minimum tax was established.

The graduated tax rate will be adjusted up or down based on future metal prices. The agreement also includes the following broad parameters consistent with the previous terms of the SLA:

—	Corporate income tax rate of 25 percent
—	Net smelter royalty (“NSR”) of 3.2 percent
—	NPI of 28.75 percent.

Gold Reserves and Mineral Resources update 2

Barrick calculated its reserves for 2013 using a gold price assumption of $1,100 per ounce, compared to $1,500 per ounce in 2012. While this is well below the company’s outlook for the gold price (and below current spot prices), it reflects Barrick’s focus on producing profitable ounces with a solid rate of return and the ability to generate free cash flow. Gold reserves declined to 104.1 million ounces at the end of 2013 from 140.2 million ounces at the end of 2012. Excluding ounces mined and processed in 2013 and divestitures, all of these ounces have transferred to resources, preserving the option to access them in the future at higher gold prices.

The 26% decline in reserves breaks down as following (approximations):

—	13% - lower gold price assumption of $1,100 per ounce
—	6% - ounces mined and processed in 2013
—	4% - ounces that are economic at $1,100 per ounce, but do not meet hurdle rates of return on invested capital
—	2% - ounces no longer economic due to increased costs
—	2% - divestitures of non-core, high-cost mines as part of the company’s portfolio optimization strategy
—	(1)% - additions

Measured and indicated gold resources increased to 99.4 million ounces at the end of 2013 from 83.0 million ounces at the end of 2012. Resources were calculated based on a gold price assumption of $1,500 per ounce compared to $1,650 per ounce for 2012. Inferred gold resources decreased to 31.9 million ounces at the end of 2013 from 35.6 million ounces at the end of 2012.

[2]	For a breakdown of reserves and resources by category and additional information relating to reserves and resources, see pages 155 to 160 of this Financial Report.

Replacing gold reserves depleted by production year over year is necessary in order to maintain production over the long term. If depletion of reserves exceeds discoveries over the long term, then we may not be able to sustain gold production levels. Reserves can be replaced by expanding known ore bodies, acquiring mines or properties or discovering new deposits. Once a site with gold mineralization is discovered, it takes many years from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable reserves and to permit and construct mining and processing facilities.

Corporate governance and management update

In December 2013, Barrick announced that its Founder and Chairman, Peter Munk, would retire as Chairman and step down from the Board of Directors at the company’s 2014 Annual General Meeting (“AGM”). John Thornton, currently Co-Chairman, will become Chairman following the 2014 AGM.

In addition, Howard Beck and Brian Mulroney will not stand for re-election as Directors at the 2014 AGM. Donald Carty and Robert Franklin, who joined Barrick’s Board following the acquisition of Placer Dome, resigned as Directors of Barrick in December. The Board has nominated four new Independent Directors to stand for election at the company’s upcoming AGM: Ned Goodman, Nancy Lockhart, David Naylor and Ernie Thrasher.

We also announced we will implement a new executive compensation plan in 2014 that is fully aligned with the principle of pay-for-performance, and further links compensation with the long-term interests of shareholders. The Company has consulted extensively with shareholders in the development of this plan and continues to do so. Details will be announced in the management proxy circular prior to the AGM.

In January 2014, we appointed Jim Gowans as Chief Operating Officer in December 2013, an experienced executive who brings four decades of global mining operations experience to Barrick.

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Outlook for 2014

2014 Guidance Summary

($ millions, except per ounce/pound data)	Final 2013 Guidance	2013 Actual[1]	2014 Guidance
Gold production and costs
Production (millions of ounces)[2]	7.0 - 7.4	7.2	6.0 - 6.5
Cost of sales[3]	6,100 -6,500	6,149	5,900 - 6,200
Gold unit production costs
All-in sustaining costs ($ per ounce)	900 - 975	915	920 - 980
Adjusted operating costs ($ per ounce)	575 - 600	566	590 - 640
Depreciation ($ per ounce)	195 - 205	198	220 - 240
Copper production and costs
Production (millions of pounds)	520 -550	539	470 - 500
Cost of sales[4]	1,100-1,200	1,091	1,000- 1,200
Copper unit production costs
C1 cash costs ($ per pound)	1.90 -2.00	1.92	1.90 - 2.10
Depreciation ($ per pound)	0.30 -0.40	0.35	0.40 - 0.50
C3 fully allocated costs ($ per pound)	2.40 -2.60	2.42	2.50 - 2.75
Exploration and evaluation	230 -250	215	200 - 240
Exploration	200 -210	179	170 - 200
Evaluation	30 - 40	36	30 - 40
General and administrative[5]	160 -180	401	380 - 400
Other expense[6]	420 - 440	961	475 - 525
Finance costs[7]	585 - 610	657	800 - 825
Capital expenditures:
Minesite sustaining[8]	2,100 -2,300	2,418	2,000 - 2,200
Minesite expansion	500 - 550	468	300 - 375
Projects	1,900 -2,150	2,114	100 - 125
Total capital expenditures	4,500 -5,000	5,000	2,400 - 2,700
Effective income tax rate[9]	>30%	34.5%	~50%
Key Assumptions
Gold Price ($/ounce)			$1,300
Copper Price ($/pound)			$3.25
Silver Price ($/ounce)			$20
Oil Price ($/barrel)			$100
AUD Exchange Rate			$0.91
ARS Exchange Rate			8.50
CLP Exchange Rate			515
[1]	Figures include amounts relating to discontinued operations for the year ended December 31, 2013.
[2]	Guidance for gold production reflects Barrick’s equity share of production from ABG (73.9%) and Pueblo Viejo (60%).
[3]

Cost of sales applicable to gold includes depreciation expense and cost of sales applicable to the non-controlling equity interest in ABG and Pueblo Viejo. Cost of sales guidance does not include proceeds from by-product metal sales, whereas guidance for adjusted operating costs does reflect these items.

[4]	Cost of sales applicable to copper includes depreciation expense.
[5]

In 2013 we have amended the presentation of corporate administration to include certain general and administrative expenditures related to management of our operating unit offices, which were previously classified within other expense. The updated presentation reflects the structure in which Barrick is now organized and includes costs related to the oversight and governance of the company. As a result of the amended presentation, general and administrative expenses for 2013 now include corporate administration costs of $168 million (2013 guidance: $160-$180 million), operating unit administration costs of $209 million and other departmental overhead costs previously included within other expense of $25 million.

[6]

Other expense is expected to be lower in 2014 as 2013 costs include expenses totaling approximately $750 million that were excluded from our definition of adjusted net earnings in 2013, primarily project care and maintenance and demobilization costs at Pascua-Lama and Jabal Sayid, foreign currency translation losses on working capital balances and the effect of discount rate changes on environmental provisions at closed sites which were not reflected in our 2013 budget as they were unanticipated. Our 2014 other expense guidance range of $475-$525 includes approximately $250 million in project care and maintenance costs at Pascua-Lama and Jabal Sayid, but excludes amounts attributable to foreign currency translation losses on working capital balances, which are dependent on movements in foreign exchange rates.

[7]	2013 finance costs include a $90M loss on debt extinguishment arising from the debt repurchase that was excluded from our definition of adjusted net earnings.
[8]

Beginning in 2014, we have amended the presentation of minesite sustaining capital expenditures to include capital spending required to maintain current planned production levels at our operating sites, including minesite development expenditures that were previously categorized separately as mine development, which includes capitalized production phase stripping costs at our open pit mines, underground mine development and exploration and evaluation expenditures that meet our criteria for capitalization. In 2013, minesite sustaining capital expenditures were $1,102 million (2013 guidance: $1,000-$1,100) and mine development capital expenditures were $1,316 million (2013 guidance: $1,100 - $1,200). Total minesite sustaining capital expenditures came in just above the top end of our guidance range, primarily due to the reclassification of certain expenditures from minesite expansion to minesite sustaining in order to conform to the WGC definition of sustaining capital.

[9]

Our effective income tax rate on ordinary income is expected to be higher in 2014, primarily due to the full year impact of the Pueblo Viejo SLA amendment which was substantively enacted in Q4 2013, as well as certain expenditures with no offsetting tax deductions in 2014, primarily at our Pascua-Lama project.

BARRICK YEAR-END 2013	21	MANAGEMENT’S DISCUSSION AND ANALYSIS

2014 Guidance Analysis

We prepare estimates of future production based on mine plans that reflect the expected method by which we will mine reserves at each site. Actual gold and copper production may vary from these estimates due to a number of operational risk factors, including whether the volume and/or grade of ore mined differs from estimates, changing mining rates, and/or short-term mining conditions that require different sequential development of ore bodies or mining in different areas of the mine. Mining rates are also impacted by various non-operating risks and operating risks and hazards inherent at each operation, including those described on page 15.

We prepare estimates of cost of sales, adjusted operating costs and all-in sustaining costs based on expected costs associated with mine plans that reflect the expected method by which we will mine reserves at each site. Cost of sales, adjusted operating costs and all-in sustaining costs per ounce, C1 cash costs, and C3 fully allocated costs are also affected by ore metallurgy that impacts gold and copper recovery rates, labor costs, the cost of mining supplies and services, foreign currency exchange rates and the accounting for stripping costs incurred during the production phase of the mine. In the normal course of our operations, we manage these risks to mitigate, where economically feasible, the effect these risks have on our operating results.

Consolidated Guidance

We expect 2014 gold production to be about 6.0 to 6.5 million ounces. Our 2014 gold production is expected to be lower than 2013 as a result of the following:

—

Sale of Yilgarn South sites and the Plutonic mine and the announced sales of Kanowna and Marigold, which are anticipated to close in March and April 2014, respectively (2013 production of about 730 thousand ounces in the aggregate);

—	Lower production at Cortez (2013 production of 1.337 million ounces); and
—	The cessation of mining activity at our Pierina mine in Peru (2013 production of 97 thousand ounces).

These decreases are expected to be partially offset by an increase in production at Pueblo Viejo as the site achieves full ramp-up in 2014, and an increase in production at Veladero.

Cost of sales applicable to gold is expected to be in the range of $5.9 to $6.2 billion, which is in line with the $6.1 billion in 2013, primarily due to the impact of an increase in tons processed on cost of sales as compared to the prior year, offset by the impact of the disposition of the Yilgarn South sites and Plutonic and the expected disposition of Kanowna and Marigold.

Adjusted operating costs are expected to be in the range of $590 to $640 per ounce, up from $566 per ounce in 2013. The increase in adjusted operating costs per ounce is primarily due to the decrease in production and sales volumes, particularly at Cortez, which has a corresponding negative impact on unit production costs.

All-in sustaining costs are expected to be in the range of $920 to $980 per ounce for gold, up slightly from $915 per ounce in 2013, primarily due to the increase in adjusted operating costs per ounce sold from $566 per ounce to our expected range of $590 to $640 per ounce, partially offset by a decrease in minesite sustaining capital expenditures due to the completion of significant production phase stripping activities at Porgera, Bald Mountain, Cowal and ABG in 2013.

We expect to incur approximately $200 to $240 million of Exploration and Evaluation (“E&E”) expenditures in 2014. E&E spend primarily relates to ongoing programs focusing on near-term resource additions and conversion at our existing mines as well as support for early stage exploration in our operating districts and emerging areas in order to generate quality projects for future years. We expect to capitalize about 15% of our E&E expenditures in 2014.

Geographically we expect approximately 50% of E&E expenditures to occur in North America, the majority of which are related to our Goldrush project in Nevada, combined with other ongoing programs in Nevada. We expect approximately 25% of E&E expenditures to occur in South America, 10% in Australia Pacific and the balance incurred by ABG.

Finance costs primarily represent interest expense on long-term debt. We expect higher finance costs in 2014 as a result of the cessation of capitalizing interest on Pascua-Lama in fourth quarter 2013 as a result of our decision to temporarily suspend the project. Consequently, we do not expect to capitalize significant interest costs in 2014.

Total capital expenditures for 2014 are expected to be in the range of $2.4 to $2.7 billion, compared to $5.0 billion in 2013. The expected decrease primarily relates to lower project capital expenditures as a result of our decision to temporarily suspend construction activities at Pascua- Lama, combined

BARRICK YEAR-END 2013	22	MANAGEMENT’S DISCUSSION AND ANALYSIS

with lower minesite sustaining and mine expansion capital expenditures.

Minesite sustaining capital expenditures reflect the capital spending required to support current planned production levels and which do not meet our definition of non-sustaining capital. This includes capitalized production phase stripping costs at our open pit mines, underground mine development and E&E expenditures that meet our criteria for capitalization. Minesite sustaining capital expenditures are expected to decrease from 2013 expenditure levels of $2,418 million to a range of about $2,000 to $2,200 million, mainly due to the completion of significant production phase stripping activities at Porgera, Bald Mountain, Cowal and ABG in 2013 and due to the recent sales of Yilgarn South sites and Plutonic, and the announced sales of Kanowna and Marigold (2013 minesite sustaining capital expenditures of $145 million in the aggregate).

Minesite expansion capital expenditures includes non-sustaining capital expenditures at new projects and existing operations that are related to discrete projects that significantly increases the net present value of the mine and are not related to current production activity. Expansion capital expenditures are expected to decrease from 2013 expenditure levels of $468 million to a range of about $300 to $375 million. 2014 expansion expenditures primarily relate to construction of the Goldstrike thiosulfate technology project, construction of the CIL plant at Bulyanhulu, which is expected to be completed in May, and feasibility and development expenditures related to the Cortez Hills Lower Zone expansion, which is expected to extend the mine life by up to 7 years.

Projects capital expenditures reflect capital expenditures related to the initial construction of the project and include all of the expenditures required to bring the project into operation and achieve commercial production levels. In 2014, we expect our share of project capital costs to be in the range of $100 to $125 million, which is a decrease from project capital costs of $2,114 million in 2013 primarily as a result of our decision to temporarily suspend construction activities at Pascua-Lama in 2013.

Barrick’s effective income tax rate in 2014 is expected to be about 50 percent based on an average gold price of $1,300 per ounce. Factors impacting our 2014 income tax rate include the following:

i)

Pueblo Viejo is expected to represent a significant portion of overall taxable income in 2014 and its tax rate is expected to be just over 50% following the amendments to the Special Lease Agreement in 2013. This compares to an average rate of just over 35% for Barrick’s other operating mines.

ii)

Barrick expects to incur $400-$500 million in expenses with no offsetting tax deductions primarily attributable to Pascua-Lama, Jabal Sayid and Porgera. Such expenses, and their impact on the effective income tax rate, are expected to be significantly less after 2014. The company may also be able to offset these amounts against future taxable income.

The company’s effective income tax rate is highly sensitive to changes in the gold price. While the expenses for which no deferred tax assets are recognized described in (ii) do not result in additional tax expense, they do substantially reduce pre-tax income at lower gold prices and, in turn, increase the company’s expected effective income tax rate. Assuming a $1,250 per ounce gold price in 2014, the effective income tax rate is anticipated to increase to about 55%.

BARRICK YEAR-END 2013	23	MANAGEMENT’S DISCUSSION AND ANALYSIS

Outlook Assumptions and Economic Sensitivity Analysis

	2014 Guidance Assumption	Hypothetical Change	Impact on AISC	EBITDA[1] (millions)
Gold revenue	$1,300/oz2	+/-$100/oz	n/a	$610 - $630
Copper revenue[3]	$3.25/lb2	+ $0.50/lb	n/a	$240 - $250
	$3.25/lb2	- $0.50/lb	n/a	$120 - $130
Gold all-in sustaining costs
Gold royalties & production taxes	$1,300/oz	$100/oz	$3/oz	$19
WTI crude oil price[4]	$100/bbl	$10/bbl	$5/oz	$33
Australian dollar exchange rate[4]	0.91 : 1	10%	$15/oz	$73
Argentina peso exchange rate	8.5:1	10%	$3/oz	$19
Copper C1 cash costs
WTI crude oil price[4]	$100/bbl	$10/bbl	$0.02/lb	$10
Chilean peso exchange rate[4]	515 : 1	10%	$0.01/lb	$5
[1]	EBITDA is non-GAAP financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, please see pages 63 – 72 of this MD&A.
[2]	We have assumed a gold price of $1,300 per ounce and copper price of $3.25 per pound, which are in line with current market prices.
[3]

Utilizing option collar strategies, the company has protected the downside on approximately half of its expected 2014 copper production at an average floor price of $3.00 per pound and can participate on the same amount up to an average price of $3.75 per pound. The realized price on all 2014 copper production is expected to be reduced by approximately $0.02 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

[4]	Due to hedging activities we are partially protected against changes in these factors.

Operating Unit Guidance

Our 2013 gold production, adjusted operating costs, all-in sustaining costs and forecast gold production,

adjusted operating costs and all-in sustaining costs ranges by operating unit for 2014 are as follows:

Operating Unit	2013 production (‘000s ozs)	2013 adjusted operating costs ($/oz)	2013 all-in sustaining costs ($/oz)	2014 forecast production (‘000s ozs)	2014 forecast adjusted operating costs ($/oz)	2014 forecast all-in sustaining costs ($/oz)
Gold
Cortez	1,337	222	433	925 - 975	350 - 380	750 - 780
Goldstrike	892	606	901	865 - 915	600 - 640	920 - 950
Pueblo Viejo[1]	488	561	735	600 - 700	385 - 445	510 - 610
Lagunas Norte	606	361	627	570 - 610	390 - 430	640 - 680
Veladero	641	501	833	650 - 700	620 - 670	940 - 990
Core Sites	3,964	414	668	3,800 - 4,000	450 - 500	750 - 800
North America	858	792	1,235	795 - 845	780 - 805	1,075 - 1,100
Australia Pacific	1,773	725	994	1,000 - 1,080	825 - 875	1,050 - 1,100
ABG[1]	474	846	1,362	480 - 510	740 - 790	1,100 - 1,175
Other (Pierina)	97	1,085	1,349	-	-	-
Total Gold	7,166	566	915	6,000 - 6,500[2]	590 - 640	920 - 980

	2013 production (millions lbs)	2013 C1 cash costs ($/lb)	2013 C3 fully allocated costs ($/lb)	2014 forecast production (millions lbs)	2014 forecast C1 cash costs ($/lb)	2014 forecast C3 fully allocated costs ($/lb)
Copper	539	1.92	2.42	470 - 500	1.90 - 2.10	2.50 - 2.75
[1]	Represents our equity share of production.
[2]	Operating unit guidance ranges reflect expectations at each individual operating unit, but do not add up to corporate-wide guidance range total.

BARRICK YEAR-END 2013	24	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez

At Cortez we expect 2014 gold production to be in the range of 925 to 975 thousand ounces. Cortez production is expected to be lower than 2013 mainly due to a decrease in open pit and underground ore grades as expected in the life of mine plan. The decrease in open pit grade is primarily due to the transition from the higher grade phase 3 Cortez Hills ore in 2013 to lower grade phase 4 ore in 2014. Mining in 2014 is also planned in the Pipeline and South Gap pits, which are primarily comprised of lower grade heap leach ore. The decrease in underground grade is due to a transition to a lower grade underground ore zone in 2014 and a change in the mix of ore to a higher percentage of heap leach material, which have lower recovery rates.

In 2014, we expect adjusted operating costs to be in the range of $350 to $380 per ounce, which are expected to be higher than 2013 levels primarily due to an increase in total open pit costs as a result of higher diesel consumption following the addition of 20 365-ton class haul trucks in 2013, and higher total processing costs due to a larger proportion of refractory material that is processed at Goldstrike as compared to the prior year, combined with the impact of lower production levels on unit production costs. All-in sustaining costs are expected to be in the range of $750 to $780 per ounce, which is higher than 2013 primarily due to an increase in ore tons mined and processed, and an increase in sustaining capital as a result of an increase in production phase stripping activity for Phase 4 of the Cortez Hills open pit following the completion of mining in Phase 3 in 2013.

Goldstrike

At Goldstrike we expect 2014 production to be in the range of 865 to 915 thousand ounces, which is consistent with 2013 production levels. In 2014 Goldstrike is expected to have a decrease in ore tons mined and processed as compared to the prior year, primarily due to the impact of the autoclave shutdown during the first part of the year to facilitate construction and start up of the thiosulphate technology project, and the processing of more ore tons from Cortez.

In 2014, we expect adjusted operating costs to be in the range of $600 to $640 per ounce, in line with 2013 levels. Goldstrike’s 2014 all-in sustaining costs are expected to be in the range of $920 to $950 per ounce, slightly higher than 2013 levels, mainly due to a slight increase in minesite sustaining capital as compared to the prior year. Production is anticipated to increase to above 1.0 million ounces in 2015 with a full year of operations from the modified autoclaves.3

Pueblo Viejo

At Pueblo Viejo, we expect our equity share of 2014 gold production to be in the range of 600 to 700 thousand ounces. Pueblo Viejo production is expected to be higher than 2013 levels, mainly as a result of greater plant availability and the completion of the plant de-bottlenecking modifications and therefore more tons processed as the site achieves full ramp-up in 2014.

We expect adjusted operating costs to be in the range of $385 to $445 per ounce and all-in sustaining costs to be in the range of $510 to $610 per ounce, which are lower than 2013 levels primarily due to the ramp up to full production capacity in the first half of 2014, combined with higher silver and copper by-product credits and lower power costs as a result of cost savings following commissioning of the 215 megawatt power plant in third quarter 2013.

The production, adjusted operating cost and all-in sustaining cost guidance ranges at Pueblo Viejo are dependent on the ramp-up as well as expected grade and recovery rates. Consequently, our guidance ranges for these metrics reflect this potential variability.

Lagunas Norte

At Lagunas Norte we expect 2014 production to be in the range of 570 to 610 thousand ounces, consistent with 2013 levels, which reflects an increase in ore tons processed offset by lower processed ore grades as compared to the prior year. The increase in ore tons mined in 2014 is mainly due to an increase in fleet availability and utilization following the transfer of four trucks and one loader from our Pierina mine.

In 2014, we expect adjusted operating costs to be in the range of $390 to $430 per ounce and all-in sustaining costs to be in the range of $640 to $680 per ounce, which are expected to be higher than 2013 levels primarily due to an increase in fuel and personnel costs related to the increase in ore tons processed, higher expensed waste stripping as a result of mining more waste tons in the Alexa zone of the pit, and additional processing costs due to an increase in run of mine tons placed on the leach pad combined with a full year of operation from the CIC plant in 2014. Higher tons processed require increased

3 Actual results will vary depending on how the ramp up progresses.

BARRICK YEAR-END 2013	25	MANAGEMENT’S DISCUSSION AND ANALYSIS

amounts of power and reagents as compared to the prior year.

Veladero

At Veladero, we expect 2014 production to be in the range of 650 to 700 thousand ounces. Veladero production is expected to be higher than 2013 levels as a result of an increase in expected recovery of ounces placed on the leach pad, combined with higher expected ore grades from the Argenta and Filo Federico pits in 2014.

In 2014, we expect adjusted operating costs to be in the range of $620 to $670 per ounce and all-in sustaining costs to be in the range of $940 to $990 per ounce, which are expected to be higher than 2013 levels mainly due to a decrease in silver by-product credits following completion of mining in the Amable pit in 2013, which has significantly higher silver grades than the Federico pit that will be the primary source of ore in 2014. Operating costs at Veladero are also highly sensitive to local inflation and the foreign exchange rate of the Argentine peso. In early 2014, the peso has depreciated by about 20% compared to the US dollar. We have assumed an average ARS:USD exchange rate of 8.5:1 for the purposes of preparing our adjusted operating cost and all-in sustaining cost guidance for 2014.

The mine continues to be subject to restrictions that affect the amount of leach solution. We are in discussions with regulatory authorities with respect to permit amendments to reflect the current circumstances and to allow operation of the leach pad in alignment with permit requirements. Failure to obtain permit amendments in a timely manner would have an increasing impact on 2014 production and potentially on the relationship with Instituto Provincial de Exploraciones y Explotaciones Mineras (“IPEEM”) of the Province of San Juan under the exploitation agreement governing the Company’s right to operate the mine. Our 2014 operating guidance assumes that we will receive these permit amendments as expected.

North America - Other

We expect 2014 production to be in the range of 795 to 845 thousand ounces. Production is expected to be lower than 2013 levels, mainly due to the impact of the Ruby Hill high wall failure in 2013 and expected sale of Marigold, which produced about 54 thousand ounces in 2013.

In 2014, we expect adjusted operating costs to be in the range of $780 to $805 per ounce, in line with 2013 levels, and expect all-in sustaining costs to be in the range of $1,075 to $1,100 per ounce, which is lower than 2013 levels, mainly due to lower minesite sustaining capital as compared to the prior year, as a result of the expected sale of Marigold in April 2014. Lower minesite sustaining capital is partly offset by an advance in production phase stripping activity at Bald Mountain in 2014 following the transfer of Ruby Hill equipment to Bald Mountain in fourth quarter 2013.

Australia Pacific

In Australia Pacific, we expect 2014 production to be in the range of 1,000 to 1,080 thousand ounces, which is lower than 2013 levels, mainly as a result of the sale of our Yilgarn South sites at the end of third quarter 2013, the sale of Plutonic in first quarter 2014 and the expected sale of Kanowna also in first quarter 2014, which combined produced about 680 thousand ounces in 2013 at adjusted operating costs of $756 per ounce and all-in sustaining costs of $938 per ounce.

In 2014, we expect adjusted operating costs to be in the range of $825 to $875 per ounce and all-in sustaining costs to be in the range of $1,050 to $1,100 per ounce, which are expected to be higher than 2013 levels primarily due to an increase in mining costs at Porgera due to the expensing of waste removal costs above stage 5 of the open pit, as a result of the change in mine plan to focus on the higher grade underground portion of the mine, combined with higher open pit mining costs at Cowal and KCGM as compared to the prior year.

ABG

At ABG, we expect our equity share of 2014 production to be in the range of 480 to 510 thousand ounces, which is higher than 2013 levels. We expect higher production at Bulyanhulu and Buzwagi mainly due to higher head grades as a result of mine planning changes, and commissioning of the new CIL plant at Bulyanhulu, which commences production in May, partly offset by a decrease in production at North Mara due to a reduction in planned head grade.

In 2014, we expect adjusted operating costs to be in the range of $740 to $790 per ounce, which is lower than 2013 levels, mainly due to ongoing improvements and efficiencies realized as a result of the operational review in 2013. We expect all-in sustaining costs to be in the range of $1,100 to $1,175 per ounce, which is lower than 2013 levels mainly due to a decrease in minesite sustaining capital and corporate overhead as compared to the prior year.

BARRICK YEAR-END 2013	26	MANAGEMENT’S DISCUSSION AND ANALYSIS

Copper

Copper production is expected to decrease from 539 million pounds in 2013 to be in the range of 470 to 500 million pounds in 2014, mainly due to lower production from Zaldívar. Lower production at Zaldívar is expected as a result of lower ore tons being placed on the leach pads due to lower availability of ore from the pit in 2014, in line with the mine plan, combined with lower recoveries as a result of the processing of a higher percentage of secondary sulfide material in 2014. Production at Lumwana is expected to be similar to 2013 levels.

Cost of sales applicable to copper is expected to be in the range of $1,000 to $1,200 million, which is consistent with $1,091 million in 2013. C1 cash costs are expected to be in the range of $1.90 to $2.10 per pound for copper, as compared to C1 cash costs of $1.92 per pound in 2013. C1 cash costs are expected to increase primarily due to Zaldívar as a result of the impact of lower production on unit costs. C3 fully allocated costs are expected to be in the range of $2.50 to $2.75 as compared to C3 fully allocated costs of $2.42 per pound in 2013. C3 fully allocated costs are expected to be higher than 2013 levels primarily due to the impact of higher depreciation on lower production at Zaldívar and higher depreciation at Lumwana.

Market Overview

Gold and Copper

The market prices of gold and copper are the primary drivers of our profitability and our ability to generate free cash flow for our shareholders. The prices of gold and copper are subject to volatile price movements over short periods of time and are affected by numerous industry and macroeconomic factors. Gold price volatility remained high in 2013, with the price ranging from $1,181 per ounce to $1,696 per ounce. The average market price for the year of $1,411 per ounce represented a decrease of 15% versus 2012.

The decline in the price of gold in 2013 was due in part to incremental improvements in the prospects for the U.S. economy that led to concerns about reductions in the unprecedented monetary stimulus that has been provided by the US Federal Reserve and other global central banks. These concerns led to a weakening in investor sentiment regarding gold, particularly in the Western world, that was evidenced by decreased holdings in Exchange Traded Funds (“ETFs”) of 29 million ounces. However, physical demand for jewelry and other uses, particularly in China and India, was strong and continues to be a significant driver of the overall gold market.

Going forward, we believe that gold will attract investment interest through its role as a safe haven investment, store of value and alternative to fiat currency due to concerns over geopolitical issues, sovereign debt and deficit levels, bank stability, future inflation prospects, and continuing accommodative monetary policies put in place by many of the world’s central banks. While there are risks that investor interest in gold could decrease further, we believe that the continuing uncertain macroeconomic environment, together with the limited choice of alternative safe

BARRICK YEAR-END 2013	27	MANAGEMENT’S DISCUSSION AND ANALYSIS

haven investments, is supportive of continued strong demand for gold.

Gold prices also continue to be influenced by long-term trends in global gold mine production and the impact of central bank gold activities. Gold production has increased in recent years with the extension of the lives of older mines due to the rising gold price. The time requirement to bring projects to the production stage and the increasing costs and risks of building a mine, including concerns of resource nationalism and lengthened permitting processes, are expected to slow the pace of new production in future years.

In the fourth year of the Central Bank Gold Agreement (“CBGA”), which ended in September 2013, the signatory members sold 5 tonnes of gold, or less than 2% of the maximum agreed amount. In addition, for the fourth consecutive year, global central banks were net buyers of gold in 2013, with the central banks of Turkey, Russia, Kazakhstan, and South Korea, among others, adding to their gold reserves.

The reserve gold holdings as a percentage of total reserves of emerging market countries, such as the BRIC countries (Brazil, Russia, India, and China), are significantly lower than other developed countries. The central banks of these developing economies hold a significant portion of their reserves in US dollar denominated government assets and, as they identify a need to diversify their portfolio and reduce their exposure to the US dollar, we believe that gold will be one of the main beneficiaries. In conjunction with the very low amount of gold sold under the CBGA quota, which is expected to continue in the current year of the agreement, the net purchases of gold by global central banks provide a strong indication that gold is viewed as a reserve asset and a de facto currency.

During 2013, London Metals Exchange (“LME”) copper prices traded in a range of $2.99 to $3.79 per pound, averaged $3.32 per pound, and closed the year at $3.35 per pound. Copper’s strength lies mainly in strong physical demand from emerging markets, especially China, which has resulted in a physical deficit in recent years. Copper prices should continue to be influenced by demand from Asia, global economic growth, the limited availability of scrap metal and production levels of mines and smelters in the future.

Utilizing option collar strategies, the Company has protected the downside on approximately half of our expected 2014 copper production at an average floor price of $3.00 per pound and can participate on the same amount up to an average price of $3.75 per pound. Our realized price on all 2014 copper production is expected to be reduced by approximately $0.02 per pound as a result of the net premium paid on option hedging strategies. Our remaining copper production is subject to market prices.

BARRICK YEAR-END 2013	28	MANAGEMENT’S DISCUSSION AND ANALYSIS

We have provisionally priced copper sales for which final price determination versus the relevant copper index is outstanding at the balance sheet date. As at December 31, 2013, we have recorded 63 million pounds of copper sales subject to final settlement at an average provisional price of $3.34 per pound. The impact to net income before taxation of a 10% movement in the market price of copper would be approximately $21 million, holding all other variables constant.

Silver

Silver traded in a wide range of $18.23 per ounce to $32.48 per ounce in 2013, averaged $23.79 per ounce and closed the year at $19.50 per ounce. The physical silver market is currently in surplus, but investor interest continues to be price supportive and continuing global economic growth is expected to improve industrial demand.

Silver prices do not significantly impact our current operating earnings, cash flows or gold adjusted operating costs. Silver prices, however, will have a significant impact on the overall economics for our Pascua-Lama project.

During 2013, we closed out our silver hedge book, which had consisted of 65 million ounces of option collars from 2013 to 2018, for net proceeds of $190 million. $21 million of the gains related to our silver hedge book remain in other comprehensive income and will be recognized in net income on the original contract maturity dates.

Currency Exchange Rates

The results of our mining operations outside of the United States are affected by US dollar exchange rates. We have exposure to the Australian and Canadian dollars through a combination of mine operating and corporate administration costs and exposure to the Chilean peso as a result of our

Pascua-Lama project and Chilean mine operating costs. We also have exposure to the Argentinean peso through operating costs at our Veladero mine and expected future capital and operating costs at our Pascua-Lama project. In addition, we have exposure to the Papua New Guinea kina, Peruvian sol, Zambian kwacha, Tanzanian shilling and Dominican peso through mine operating and capital costs.

Fluctuations in the US dollar increase the volatility of our costs reported in US dollars, subject to protection that we have put in place through our currency hedging program. In 2013, the Australian dollar traded in a range of $0.88 to $1.06 against the US dollar, while the US dollar against the Canadian dollar and Chilean peso yielded ranges of $0.98 to $1.07 and CLP466 to CLP536, respectively.

Our currency hedge position has provided benefits to us in the form of hedge gains recorded within our operating costs when contract exchange rates are compared to prevailing market exchange rates as follows: 2013 - $268 million; 2012 - $336 million; and 2011 - $344. As a result of the gains from our currency hedging program, adjusted operating costs were reduced by $37 per ounce in 2013. Also for 2013, we recorded currency hedge gains in our corporate administration costs of $11 million (2012 - $20 million and 2011 - $24 million) and capitalized additional currency hedge gains of $14 million (2012 - $13 million and 2011 - $64 million).

BARRICK YEAR-END 2013	29	MANAGEMENT’S DISCUSSION AND ANALYSIS

AUD Currency Contracts

	Contracts (AUD millions)	Effective Average Hedge Rate (AUDUSD)	% of Total Expected AUD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)

2014	183	0.94	21%	27%	112
2015	370	0.95	45%	54%	(6)
2016	85	0.91	11%	13%	(19)

CAD Currency Contracts

	Contracts (CAD millions)[3]	Effective Average Hedge Rate (USDCAD)	% of Total Expected CAD Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged

2014	295	1.00	68%	75%
2015	120	1.02	29%	31%

CLP Currency Contracts

	Contracts (CLP millions) [4]	Effective Average Hedge Rate (USDCLP)	% of Total Expected CLP Exposure[1] Hedged	% of Expected Operating Cost Exposure Hedged	Crystallized Gain/(Loss) in OCI [2] (USD millions)

2014	81,750	500	37%	92%	9
2015	78,000	513	41%	100%	-

[1]	Includes all forecasted operating, administrative, sustainable and eligible project capital expenditures.
[2]	To be reclassified from OCI to earnings when indicated.
[3]	Includes C$415 million CAD collar contracts with an average rate of $1.00 - $1.12.
[4]	Includes CLP 159,750 million collar contracts with an average rate of 506 - 586.

BARRICK YEAR-END 2013	30	MANAGEMENT’S DISCUSSION AND ANALYSIS

Fuel

For 2013, the price of West Texas Intermediate (“WTI”) crude oil traded between $86 and $112 per barrel, averaged $98 per barrel and closed the year at $98 per barrel. Concerns over global economic growth, supply and transportation issues and geopolitical tensions in certain oil producing regions combined to create volatility in the price of oil during the year.

In 2013, we recorded hedge gains in earnings of $9 million on our fuel hedge positions (2012 - $24 million gain and 2011 - $48 million gain).

Financial Fuel Hedge Summary

	Barrels[1] (thousands)	Average Price	% of Expected Exposure

2014	1,284	$ 91	25%
2015	1,920	89	48%
2016	2,400	84	56%
2017	1,440	82	33%
2018	600	81	17%

[1]	Refers to contracts for a combination of WTI and BRENTswaps/options. As a result, our average price on hedged barrels for 2014 - 2018 is $85 per barrel on a WTI-equivalent basis.

US Dollar Interest Rates

Beginning in 2008, in response to the contraction of global credit markets and in an effort to spur economic activity and avoid potential deflation, the US Federal Reserve reduced its benchmark rate to between 0% and 0.25%. The benchmark was kept at this level through 2013. Throughout the year, the Federal Open Market Committee of the US Federal Reserve reiterated that the current 0% to 0.25% range for the benchmark rate would remain appropriate at least as long as the US unemployment rate remains above 6.5%, projected inflation remains below 2.5% and longer-term inflation expectations continue to be well anchored. In addition, we expect the US Federal Reserve to continue to use monetary policy initiatives, such as purchases of agency-backed mortgage securities and longer-term Treasury securities, in an effort to keep long-term interest rates low and increase employment. We expect such initiatives to be followed by incremental increases to short-term rates once economic conditions and credit markets normalize.

At present, our interest rate exposure mainly relates to interest receipts on our cash balances ($2.4 billion at December 31, 2013); the mark-to-market value of derivative instruments; the fair value and ongoing payments under US dollar interest-rate swaps; and to the interest payments on our variable-rate debt ($1.2 billion at December 31, 2013). Currently, the amount of interest expense recorded in our consolidated statement of income is not materially impacted by changes in interest rates, because the majority of debt was issued at fixed interest rates. The relative amounts of variable-rate financial assets and liabilities may change in the future, depending on the amount of operating cash flow we generate, as well as the level of capital expenditures and our ability to borrow on favorable terms using fixed rate debt instruments.

BARRICK YEAR-END 2013	31	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF ANNUAL FINANCIAL RESULTS

Revenue
($ millions, except per ounce/pound data in dollars)	For the years ended December 31

	2013	2012	2011

Gold
000s oz sold[1]	7,174	7,292	7,550
Revenue	$ 10,670	$ 12,564	$ 12,255
Market price[2]	1,411	1,669	1,572
Realized price[2,3]	1,407	1,669	1,578
Copper
millions lbs sold	519	472	444
Revenue[1]	$ 1,651	$ 1,689	$ 1,646
Market price[2]	3.32	3.61	4.00
Realized price[2,3]	3.39	3.57	3.82
Oil & gas sales	$ 93	$ 153	$ 177
Other metal sales	$ 190	$ 141	$ 158

[1]	Includes our equity share of gold ounces from ABG and Pueblo Viejo.
[2]	Per ounce/pound weighted average.
[3]	Realized price is a non-GAAP financial performance measure with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 72 of this MD&A.

In 2013, gold revenues were $10,670 million, down $1,894 million, or 15%, compared to the prior year. The decrease was due to lower realized gold prices and sales volumes. Copper revenues for 2013 were $1,651 million, down $38 million, or 2%, compared to the prior year. The decrease was primarily due to lower copper realized prices, partially offset by higher sales volumes.

Realized gold prices of $1,407 per ounce were down $262 per ounce, or 16%, compared to the prior year. The decrease in realized prices reflects the 15% decline in market gold prices in 2013. Realized copper prices for 2013 were $3.39 per pound, down $0.18 per pound, or 5%, compared to the prior year due to a decline in market copper prices in 2013.

In 2013, gold production of 7.2 million ounces decreased by 3% over the prior year due to lower production across all operating sites, with the exception of Pueblo Viejo and ABG. Production of 7.2 million ounces was in line with our original guidance range of 7.0 to 7.4 million ounces.

Copper production in 2013 of 539 million pounds increased by 15% over the prior year, primarily due to higher production at Lumwana, partially offset by slightly lower production at Zaldívar. Copper production was in line with our most recent guidance range of 520 to 550 million pounds.

Production Costs
($ millions, except per ounce/pound data in dollars)		For the years ended December 31

	2013	2012[1]	2011

Cost of sales
Direct mining cost	$ 5,190	$ 5,232	$ 4,486
Depreciation	1,732	1,651	1,419
Royalty expense	321	374	335
Cost of sales - gold	5,991	5,817	5,169
Adjusted operating costs[2,3]	566	563	463
All-in sustaining costs[2,3]	915	1,014	821
Cost of sales - copper	1,091	1,227	915
C1 cash costs[2,3]	$ 1.92	$ 2.05	$ 1.71
C3 fully allocated costs[2,3]	$ 2.42	$ 2.85	$ 2.30

[1]	Figures are restated for new accounting standards adopted in 2013.
[2]	Per ounce/pound weighted average.
[3]

Adjusted operating costs, all-in sustaining costs, C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see pages 67 - 70 of this MD&A.

In 2013, cost of sales applicable to gold was $5,991 million compared to cost of sales of $5,817 million for the prior year. The increase over the prior year reflects higher depreciation, partially offset by lower direct mining costs, due to lower labour, consumables and maintenance costs, and a decrease in royalties as a result of the lower gold price.

Gold adjusted operating costs for 2013 were $566 per ounce, up $3 per ounce compared to the prior year, primarily due to the impact of lower production levels on unit production costs in 2013. Gold adjusted operating costs of $566 per ounce were below our most recent guidance range of $575 to $600 per ounce, reflecting our efforts to reduce costs in light of the current lower gold price environment. All-in sustaining costs for 2013 were $915 per ounce, down $99 per ounce, or 10%, compared to the prior year, primarily due to a decrease in general & administrative costs as well as mine development and minesite sustaining capital expenditures. All-in sustaining costs of $915 per ounce were at the lower end of our most recent guidance range of $900 to $975 per ounce.

In 2013, cost of sales applicable to copper for 2013 was $1,091, a decrease of $136 million, or 11%, compared to the prior year. The decrease was primarily due to lower direct mining costs at Lumwana due to the termination of one of the mining contractors and lower depreciation as a result of the impairment charges recorded in fourth quarter 2012, partially offset by higher sales volumes and higher royalty expense.

BARRICK YEAR-END 2013	32	MANAGEMENT’S DISCUSSION AND ANALYSIS

C1 cash costs for 2013 were $1.92, down $0.13 per pound, or 6%, from the prior year. The decrease is primarily due to the reduction in direct mining costs at Lumwana combined with the impact of higher production levels. C1 cash costs of $1.92 per pound were at the lower end of our most recent guidance range of $1.90 to $2.00 per pound. C3 fully allocated costs per pound for 2013 were $2.42 per pound, down $0.43 per pound, or 15%, from the prior year, primarily reflecting the effect of the above factors on C1 cash costs, together with lower depreciation expense as a result of the impairment charges recorded at Lumwana in the fourth quarter of 2012. C3 fully allocated costs of $2.42 per pound were at the lower end of our most recent guidance range of $2.40 to $2.60 per pound.

General & Administrative Expenses

($ millions)	For the years ended December 31

	2013	2012[1]	2011[1]

Corporate administration	$ 192	$ 274	$ 166

Operating segment administration	198	229	266

Total general & administrative expenses	$ 390	$ 503	$ 432

[1]	Presentation amended to include certain general & administrative expenditures related to management of our operating unit offices, which were previously classified within other expense.

General & administrative expenses were $390 million in 2013, down $113 million, or 22%, compared to the prior year, reflecting our efforts in 2013 to reduce overhead expenditures and due to a $20 million decrease in deferred share compensation costs.

Other Expense (Income)
($ millions)		For the years ended December 31

	2013	2012[1]	2011[1]

Corporate social responsibility	$ 89	$ 83	$ 55

Currency translation losses	180	73	22
Severance and demobilization costs - Pascua-Lama	235	-	6

Severance costs	26	2	-
Project care and maintenance costs - Pascua-Lama	65	-	-
Project care and maintenance costs - Jabal Sayid	52	-	-
Changes in estimate of rehabilitation costs for sites in closure	100	39	79

Other items	131	106	148

Total other expense	$ 878	$ 303	$ 310

[1]	Presentation amended to exclude certain general & administrative expenditures related to management of our operating unit offices, which were now classified within general & administrative expenses.

Other expense for 2013 was $878 million compared to $303 million for the prior year. The increase is primarily due to project care and maintenance costs at Jabal Sayid, demobilization and project care and maintenance costs at Pascua-Lama, an increase in currency translation losses, a loss on the extinguishment of debt and changes in the estimate of rehabilitation costs at our sites in closure.

Project care and maintenance costs were $52 million at Jabal Sayid and $65 million at Pascua-Lama due to the ramp down of construction activity at those sites in 2013. Severance and demobilization costs at Pascua-Lama were $235 million, and are primarily attributable to our decision to temporarily suspend the project in fourth quarter 2013. As a result of this decision, we accrued an estimate for contractor costs related to the ramp down of construction and severance and demobilization costs in other expense in 2013.

Currency translation losses increased by $107 million compared to the prior year primarily due to the rapid devaluation of the Argentine peso, partially offset by currency translation gains arising from fluctuations in the Australian dollar and Papua New Guinea Kina.

Changes in the estimates of rehabilitation costs at sites that are in closure increased by $61 million in 2013, particularly at Pierina, which recorded an increase in its reclamation liability of $134 million in 2013. This was partially offset by the effect of the increase in the rate applied to discount the reclamation liability. The increase in Pierina’s reclamation liability is primarily due to the accelerated closure of the mine, which resulted in anticipated future mining costs, that are only

BARRICK YEAR-END 2013	33	MANAGEMENT’S DISCUSSION AND ANALYSIS

recognized as incurred, being reclassified as rehabilitation costs, which are required to be accrued for when a liability exists. These costs are associated with mining activity that is necessary to stabilize the open pit. It was previously anticipated that this activity would be undertaken while the mine was still in operation.

Exploration and Evaluation

($ millions)	For the years ended December 31

	2013	2012	2011

Exploration:
Minesite programs	$ 51	$ 82	$ 72
Global programs	128	211	145
Evaluation costs	29	66	129

Exploration and evaluation expense	$ 208	$ 359	$ 346

Exploration and evaluation expense were $208 million in 2013 compared to $359 million in 2012. The decrease is primarily due to decreased global exploration expenditures, as part of our cost reduction program and the completion of several large resource definition programs.

Capital Expenditures[1]
($ millions)	For the years ended December 31

	2013	2012[2]	2011

Project capital expenditures[3]	$ 2,137	$ 2,951	$ 2,572
Minesite sustaining[4]	1,150	1,733	1,437
Mine development	1,316	1,537	985
Minesite expansion[3]	468	208	106
Capitalized interest	303	566	409

Total consolidated capital expenditures[5]	$ 5,374	$ 6,995	$ 5,509

[1]	These amounts are presented on a 100 % accrued basis.
[2]	Figures are restated for new accounting standards adopted in 2013.
[3]	Project and expansion capital expenditures are included in our calculation of all-in costs, but not included in our calculation of all-in sustaining costs.
[4]	Minesite sustaining includes capital expenditures from discontinued operations of $64 million for the year ended December 31, 2013 (2012: $128 million).
[5]	For the purposes of our capital expenditures guidance, we exclude capitalized interest and non-controlling interest and it totaled $5,000 million in 2013.

Capital expenditures were $5,374 million in 2013, a decrease of $1,621 million compared to the prior year. The decrease is primarily due to a decrease in sustaining capital, particularly at Cortez and Lumwana, and in project capital expenditures due to Pueblo Viejo achieving commercial production in January 2013; partially offset by an increase in minesite expansion expenditures at Goldstrike, Cortez and Bulyanhulu. Project capital expenditures at Pascua-Lama increased by $129 million, or 7%, compared to the prior year, as the decision to temporarily suspend the project was not made until fourth quarter 2013. Capitalized interest decreased compared to the prior year, primarily due to the impact of Pueblo Viejo entering commercial production in January 2013 and due to the cessation of interest capitalization at Pascua-Lama in fourth quarter 2013.

Finance Cost/Finance Income
($ millions)	For the years ended December 31

	2013	2012	2011

Interest incurred	$ 796	$ 688	$ 555
Interest capitalized	(297)	(567)	(408)
Accretion	68	53	52
Debt extinguishment fee	90	-	-

Finance costs	$ 657	$ 174	$ 199

Finance income	$ 9	$ 11	$ 13

Finance costs were $657 million in 2013 compared to $174 million in the prior year. Interest costs incurred were $796 million, up $108 million, or 16%, over the prior year. The increase in interest costs incurred reflects higher total debt levels compared to 2012. Interest capitalized decreased in 2013 by $270 million compared to 2012, primarily due to the impact of Pueblo Viejo entering commercial production in January 2013 and due to the cessation of interest capitalization at our Pascua-Lama project in fourth quarter 2013.

We also incurred a $90 million loss on debt extinguishment arising from the debt repurchase that occurred in fourth quarter 2013.

BARRICK YEAR-END 2013	34	MANAGEMENT’S DISCUSSION AND ANALYSIS

Impairment Losses

($ millions)	For the years ended December 31
	2013	2012	2011
Australia Pacific goodwill	1,200	-	-
Copper goodwill	1,033	798	-
Capital projects goodwill	397	-	-
ABG Goodwill	185	-	-
Total goodwill impairment charges	$ 2,815	$ 798	-
Pascua-Lama	$ 6,061	-	-
Lumwana	-	$ 4,982	-
Jabal Sayid	$ 860	-	-
Porgera	$ 746	-	-
Buzwagi	$ 721	-	-
Veladero	$ 464	-	-
North Mara	$ 286	-	-
Reko Diq	-	$ 120	-
Pierina	$ 140	-	-
Exploration sites	$ 112	$ 169	-
Highland	-	$ 86	-
Round Mountain	$ 78	-	-
Granny Smith	$ 73	-	-
Ruby Hill	$ 66	-	-
Marigold	$ 60	-	-
Kanowna	$ 41	-	-
Plutonic	$ 37	-	-
Darlot	$ 36	-	-
Bald Mountain	$ 16	-	-

Available for sale investments	$ 26	$ 46	97

Other	49	93	89
Total asset impairment charges	$ 9,872	$ 5,496	$ 186
Total impairment charges	$ 12,687	$ 6,294	$ 186

Refer to pages 58 – 61 for a full description of impairment losses.

Income Tax

Reconciliation to Canadian Statutory Rate
For the years ended December 31	2013	2012
At 26.5% statutory rate	$ (2,509)	$ (123)
Increase (decrease) due to:
Allowances and special tax deductions[1]	(181)	(272)
Impact of foreign tax rates[2]	(169)	(475)
Expenses not tax deductible	111	47
Goodwill impairment charges not tax deductible	837	322
Impairment charges not recognized in deferred tax assets	1,699	119
Net currency translation losses on deferred tax balances	49	46
Current year tax losses not recognized in deferred tax assets	183	72
Pueblo Viejo SLA amendment	384	-
Non-recognition of US AMT credits	48	-
Adjustments in respect of prior years	5	21
Impact of tax rate changes	-	(22)
Amendment in Australia	-	(58)
Foreign tax assessment	-	(19)
Impact of functional currency changes	-	16
Other withholding taxes	64	43
Mining taxes	134	175
Other items	(25)	6
Income tax expense (recovery)	$ 630	$ (102)
[1]	We are able to claim certain allowances and tax deductions unique to extractive industries that result in a lower effective tax rate.
[2]	We operate in multiple foreign tax jurisdictions that have tax rates different than the Canadian statutory rate. Amounts in 2012 included the impact of impairments in a high tax jurisdiction.

The more significant items impacting income tax expense in 2013 and 2012 include the following:

Currency Translation

Deferred tax balances are subject to remeasurement for changes in currency exchange rates each period. The most significant balances are Argentinean deferred tax liabilities. In 2013 and 2012, tax expense of $49 and $46 million respectively primarily arose from translation losses due to the weakening of the Argentinean peso against the US dollar. These losses and gains are included within deferred tax expense/recovery.

BARRICK YEAR-END 2013	35	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo Special Lease Agreement (SLA) Amendment

In third quarter 2013, the Pueblo Viejo Special Lease Agreement (SLA) Amendment was substantively enacted. The amendment included the following items: Elimination of a 10 percent return embedded in the initial capital investment for purposes of the net profits tax (NPI); An extension of the period over which Pueblo Viejo will recover its capital investment; A delay of application of NPI deductions; A reduction of the depreciation rates; and the establishment of a graduated minimum tax.

The tax impact of the amendment is a charge of $384 million, comprised of current tax and deferred tax expense, including $36 million of graduated minimum tax related to 2012 sales proceeds.

Non Recognition of US Alternative Minimum Tax (AMT) Credits

In fourth quarter 2013, we recorded a deferred tax expense of $48 million related to US AMT credits which are not probable to be realized based on our current life of mine plans.

Tax Rate Changes

In second quarter 2012, a tax rate change was enacted in the province of Ontario, Canada, resulting in a deferred tax recovery of $11 million.

In third quarter 2012, a tax rate change was enacted in Chile, resulting in a current tax expense of $4 million and deferred tax recovery of $15 million.

Amendment in Australia

In fourth quarter 2012, amendments were made to prior year tax returns for one of our Australian consolidated tax groups, based on updated tax pool amounts from the time of the consolidation election. These amendments resulted in a current tax recovery of $44 million and a deferred tax recovery of $14 million.

Foreign Income Tax Assessment

In second quarter 2012, a foreign income tax assessment was received which resulted in a current tax recovery of $19 million.

Functional Currency Changes

In fourth quarter 2012, we received approval to prepare certain of our Papua New Guinea tax returns using US dollar functional currency effective January 1, 2012. This approval resulted in a one-time deferred tax expense of $16 million. Going forward, the material Papua New Guinea tax return will now be filed using a US dollar functional currency.

Review of Operating Segments Performance

As at the end of 2013, we reorganized our operating structure as described on page 15. Barrick’s business is now organized into ten Operating Units: five individual gold mines, two gold mine portfolios, one publicly traded gold company, a global copper business, and one project. Barrick’s Chief Operating Decision Maker, the Chief Executive Officer, reviews the operating results, assesses performance and makes capital allocation decisions for each of these business operations at an Operating Unit level. Therefore, these Operating Units are operating segments for financial reporting purposes. Segment performance is evaluated based on a number of measures including operating income before tax, production levels and unit production costs. Income tax, corporate administration, finance income and costs, impairment charges and reversals, investment write-downs and gains/losses on non-hedge derivatives are managed on a consolidated basis and are therefore not reflected in segment income.

As a transitional measure, the following table provides a summary of 2013 results and most recent guidance ranges of certain key metrics under the previous operating segment structure.

	Production (millions of oz)		Adjusted Operating Costs ($ per oz)		All-in Sustaining Costs ($ per oz)
Regions	Guidance	Actual	Guidance	Actual	Guidance	Actual
North America	3.55-3.70	3.58	475-525	497	750-800	798
South America	1.25-1.35	1.34	475-525	481	875-925	792
Australia Pacific	1.70-1.85	1.77	800-900	725	1,100-1,200	1,015
ABG (73.9%)	0.40-0.45	0.47	925-975	846	1,550-1,600	1,362
	Production (millions of lbs)		C1 cash costs ($ per lb)		C3 fully allocated costs ($ per lb)
	Guidance	Actual	Guidance	Actual	Guidance	Actual
Copper	520-550	539	1.90-2.00	1.92	2.40-2.60	2.42

A discussion of the operating results under the new operating segment structure is provided below.

BARRICK YEAR-END 2013	36	MANAGEMENT’S DISCUSSION AND ANALYSIS

Cortez

Summary of Operating Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Total tons mined (000s)	147,718	120,203	23%	119,021
Ore tons processed (000s)	22,045	9,870	123%	11,502
Average grade (ozs/ton)	0.076	0.150	(49%)	0.136
Gold produced (000s/oz)	1,337	1,370	(2%)	1,421
Gold sold (000s/oz)	1,371	1,346	2%	1,416
Cost of sales ($ millions)	$ 630	$ 603	4%	$ 606
Adjusted operating costs (per oz)[2]	$ 222	$ 233	(5%)	$ 246
All-in sustaining costs (per oz)[2]	$ 433	$ 608	(29%)	$ 437
All-in costs (per oz)[2]	$ 529	$ 628	(16%)	$ 486
Summary of Financial Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$ 1,294	$ 1,603	(19%)	$ 1,606
Capital expenditures ($ millions)[4]	$ 396	$ 502	(21%)	$ 325
Minesite sustaining	$ 264	$ 475	(44%)	$ 256
Minesite expansion	$ 132	$ 27	389%	$ 69

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $1,294 million, a decrease of $309 million, or 19%, from the prior year. The decrease was primarily due to lower realized gold price combined with an increase in cost of sales. In 2013, capital expenditures decreased by $106 million or 21% over the prior year, primarily due to a reduction in minesite sustaining capital expenditures.

Gold production of 1.34 million ounces for 2013 was 2% lower compared to the prior year. The decrease was primarily due to the processing of the lower grade ore at the autoclave and roaster facilities, partially offset by a significant increase in ore tons placed on the leach pads. Tons mined from the open pit increased, as new trucks were commissioned and mining moved back into the GAP pit while we continued to mine at Cortez Hills.

In 2013, cost of sales increased by $27 million, or 4%, over the prior year, primarily due to an increase in depreciation expense, partially offset by an increase in capitalized production phase stripping costs and a decrease in royalty expense due to lower gold prices. Adjusted operating costs were $222 per ounce, down $11 per ounce or 5% over the prior year, primarily due to lower operating costs as a result of increased capitalized production phase stripping costs.

All-in sustaining costs for 2013 decreased by $175 per ounce or 29% over the prior year due to a decrease in minesite sustaining capital expenditures, partially offset by an increase in capitalized production phase stripping costs.

Goldrush

The Goldrush project is advancing through prefeasibility, and a number of development options are being considered, including open pit mining, underground mining, or a combination of both. Drilling is currently focused on establishing confidence in the continuity of high grade portions of the deposit in support of the underground development option.

These trade-off studies will provide a better understanding of the potential of this quality asset and the economic drivers for development, which will form the basis of the prefeasibility study, which remains on track for completion in mid-2015. This district is a cornerstone of Barrick’s current and future success and is located in a mining area well provided with significant infrastructure and expertise.

BARRICK YEAR-END 2013	37	MANAGEMENT’S DISCUSSION AND ANALYSIS

Goldstrike

Summary of Operating Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Total tons mined (000s)	96,287	110,361	(13%)	118,523
Ore tons processed (000s)	7,527	8,253	(9%)	7,798
Average grade (ozs/ton)	0.146	0.172	(15%)	0.166
Gold produced (000s/oz)	892	1,174	(24%)	1,088
Gold sold (000s/oz)	887	1,175	(25%)	1,085
Cost of sales ($ millions)	$ 656	$ 730	(10%)	$ 653
Adjusted operating costs (per oz)[2]	$ 606	$ 520	17%	$ 512
All-in sustaining costs (per oz)[2]	$ 901	$ 802	12%	$ 774
All-in costs (per oz)[2]	$ 1,153	$ 926	25%	$ 802
Summary of Financial Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$ 586	$ 1,233	(52%)	$ 1,049
Capital expenditures ($ millions)[4]	$ 474	$ 453	5%	$ 305
Minesite sustaining	$ 251	$ 308	(19%)	$ 275
Minesite expansion	$ 223	$ 145	54%	$ 30

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $586 million, a decrease of $647 million or 52% from the prior year. The decrease was primarily due to the lower realized gold price and lower sales volumes, partially offset by a decrease in cost of sales. In 2013, capital expenditures increased by $21 million, or 5%, over the prior year primarily due to an increase in minesite expansion capital as a result of the thiosulfate project.

Gold production of 0.89 million ounces for 2013 was 24% lower compared to the prior year. The decrease was primarily due to a reduction in the amount of ore tons processed through the autoclave, due to construction activities related to the thiosulfate project and the processing of fewer ore tons at the roaster facility due to an increase in toll ore tons processed, and lower average head grades.

In 2013, cost of sales decreased by $74 million or 10% over the prior year, primarily due to an increase in capitalized production phase stripping costs and a decrease in royalty expense due to lower gold prices.

Adjusted operating costs were $606 per ounce, up $86 per ounce, or 17%, over the prior year, primarily due to the impact of lower sales volume on unit production costs. All-in sustaining costs for 2013 increased $99 per ounce, or 12%, primarily reflecting the higher adjusted operating costs.

Goldstrike thiosulfate technology project

Construction of the thiosulfate technology project, including the retrofitting of the existing plant and the construction of new installations, continued during the year. This project allows for continued production from the autoclaves and brings forward production of about 4.0 million ounces in the mine plan. First gold production is expected in the fourth quarter 2014, with an average annual contribution of about 350 to 450 thousand of annual production in their first full five years of operation. Production is anticipated to increase to above 1.0 million ounces in 2015 with a full year of operations from the modified autoclaves. Total project costs are expected to be about $585 million.

BARRICK YEAR-END 2013	38	MANAGEMENT’S DISCUSSION AND ANALYSIS

Pueblo Viejo

Summary of Operating Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Total tons mined (000s)	10,132	10,638	(5%)	-
Ore tons processed (000s)	2,929	490	498%	-
Average grade (ozs/ton)	0.179	0.147	22%	-
Gold produced (000s/oz)	488	67	628%	-
Gold sold (000s/oz)	444	-	-	-
Cost of sales ($ millions)	$ 559	-	-	-
Adjusted operating costs (per oz)[2]	$ 561	-	-	-
All-in sustaining costs (per oz)[2]	$ 735	-	-	-
All-in costs (per oz)[2]	$ 800	-	-	-
Summary of Financial Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$ 424	-	-	-
Capital expenditures ($ millions)[4]	$ 169	$ 949	(82%)	$ 941
Minesite sustaining	$ 121	$ 95	27%	-
Minesite expansion	-	-	-	-
Project capex	$ 48	$ 854	(94%)	$ 941

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent our share of expenditures for minesite expansion, minesite sustaining, mine development as well as project development on an accrual basis excluding capitalized interest.

Segment income was $424 million in 2013, the initial year of commercial production for Pueblo Viejo. Capital expenditures were lower by 82% compared to the prior year, as the majority of construction was completed by the end of 2012 and the mine achieved commercial production in January 2013.

Gold production for 2013 was 0.49 million ounces, which was lower than expected as a result of ongoing modifications and repairs to the autoclave facility. These major modifications have been completed and all four autoclaves are online after being individually tested to design capacity. The new

215 megawatt power plant was commissioned on schedule in the third quarter. The mine is now expected to reach full capacity in the first half of 2014 following completion of de-bottlenecking modifications to the lime circuit.

In 2013, cost of sales was $559 million, adjusted operating costs were $561 per ounce, and all-in sustaining costs were $735 per ounce. 2013 was the first year these metrics were reported as a result of Pueblo Viejo achieving commercial production in January 2013.

BARRICK YEAR-END 2013	39	MANAGEMENT’S DISCUSSION AND ANALYSIS

Lagunas Norte

Summary of Operating Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Total tons mined (000s)	40,713	34,421	18%	30,898
Ore tons processed (000s)	23,246	22,634	3%	21,334
Average grade (ozs/ton)	0.031	0.037	(16%)	0.043
Gold produced (000s/oz)	606	754	(20%)	763
Gold sold (000s/oz)	591	734	(19%)	759
Cost of sales ($ millions)	$ 270	$ 296	(9%)	$ 253
Adjusted operating costs (per oz)[2]	$ 361	$ 318	14%	$ 274
All-in sustaining costs (per oz)[2]	$ 627	$ 565	11%	$ 454
All-in costs (per oz)[2]	$ 627	$ 565	11%	$ 454
Summary of Financial Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$ 548	$ 929	(41%)	$ 946
Capital expenditures ($ millions)[4]	$ 139	$ 162	(14%)	$ 123
Minesite sustaining	$ 139	$ 162	(14%)	$ 123
Minesite expansion	-	-	-	-

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $548 million, a decrease of $381 million or 41% from the prior year. The decrease was primarily due to the lower realized gold price combined with a decrease in sales volumes due to lower average ore grade. In 2013, capital expenditures decreased by $23 million or 14% over the prior year, primarily due the ramp-down of construction on the now commissioned carbon-in-column plant and the Phase 5 leach pad.

Gold production of 0.6 million ounces for 2013 was 20% lower compared to the prior year. The decrease was primarily due to the expected decline in ore grade, partially offset by an increased mining rate, which facilitated access to ore with improved recovery rates and enabled the stockpiling of lower recovery ore.

In 2013, cost of sales decreased by $26 million or 9% over the prior year, primarily due a reduction in royalties and employee profit sharing costs as a result of lower gold revenues.

This was partially offset by higher direct mining costs, largely due to increased wages and an increase in cyanide prices. Adjusted operating costs were $361 per ounce, up $43 per ounce or 14% over the prior year, primarily due to the impact of lower production levels on unit production costs. All-in sustaining costs for 2013 increased by $62 per ounce or 11% over the prior year due to the same factors affecting adjusted operating costs, partially offset by a decrease in minesite sustaining expenditures.

BARRICK YEAR-END 2013	40	MANAGEMENT’S DISCUSSION AND ANALYSIS

Veladero

Summary of Operating Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Total tons mined (000s)	86,633	92,475	(6%)	97,138
Ore tons processed (000s)	32,062	30,528	5%	34,937
Average grade (ozs/ton)	0.027	0.032	(16%)	0.037
Gold produced (000s/oz)	641	766	(16%)	957
Gold sold (000s/oz)	659	754	(13%)	914
Cost of sales ($ millions)	$ 566	$ 586	(3%)	$ 494
Adjusted operating costs (per oz)[2]	$ 501	$ 486	3%	$ 355
All-in sustaining costs (per oz)[2]	$ 833	$ 760	10%	$ 516
All-in costs (per oz)[2]	$ 833	$ 760	10%	$ 516
Summary of Financial Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$ 306	$ 605	(49%)	$ 887
Capital expenditures ($ millions)[4]	$ 208	$ 196	6%	$ 142
Minesite sustaining	$ 208	$ 196	6%	$ 142
Minesite expansion	-	-	-	-

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $306 million, a decrease of $299 million or 49% from the prior year. The decrease was primarily due to the lower realized gold price combined with a decrease in sales volumes, partially offset by increased silver head grades and silver recovery rates from the Amable pit. In 2013, capital expenditures increased by $12 million or 6% over the prior year, primarily due increased minesite sustaining capital expenditures relating to a leach pad expansion.

Gold production of 0.64 million ounces for 2013 was 16% lower compared to the prior year. The decrease was primarily due to reduced head grades from mining of Phase 3 of the Federico pit and the final phase of the Amable pit. Tons mined decreased by 6% primarily due to lower mobile equipment availability, with tons placed on the leach pad increasing by 5% due to increased primary crusher availability resulting from less maintenance downtime. Despite an increase in tons placed on the leach pad, production decreased due to restrictions associated with permit conditions that are impacting the amount of leach solution.

In 2013, cost of sales decreased by $20 million or 3% over the prior year, primarily due a reduction in royalties due to lower revenues combined with lower depreciation as a result of lower production levels and the build-up of leach pad inventory. Adjusted operating costs were $501 per ounce, up $15 per ounce or 3% over the prior year, primarily due to the impact of lower production levels, partially offset by increased silver by-product credits. All-in sustaining costs for 2013 increased by $73 per ounce or 10% over the prior year reflecting higher adjusted operating costs and an increase in minesite sustaining expenditures relating to the leach pad expansion.

The annual update to the LOM plan, which was completed in fourth quarter 2013, was significantly impacted by the lower gold price assumption as well as the effect of sustained local inflationary pressures on operating and capital costs. The new plan resulted in a reduction of reserves and LOM production as the next open pit cutback is uneconomic at current gold prices. This resulted in a significant decrease in the estimated fair value of the mine, and accordingly, we recorded an impairment loss of $300 million (post-tax) ($464 million pre-tax).

BARRICK YEAR-END 2013	41	MANAGEMENT’S DISCUSSION AND ANALYSIS

North America - Other

Summary of Operating Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Total tons mined (000s)	167,408	166,447	1%	172,038
Ore tons processed (000s)	31,634	41,473	(24%)	42,126
Average grade (ozs/ton)	0.030	0.025	20%	0.025
Gold produced (000s/oz)	858	883	(3%)	873
Gold sold (000s/oz)	849	894	(5%)	838
Cost of sales ($ millions)	$ 895	$ 862	4%	$ 657
Adjusted operating costs (per oz)[2]	$ 792	$ 743	7%	$ 622
All-in sustaining costs (per oz)[2]	$ 1,235	$ 1,181	5%	$ 1,088
All-in costs (per oz)[2]	$ 1,235	$ 1,181	5%	$ 1,088
Summary of Financial Data			For the years ended December 31
	2013	2012[1]	% Change	2011
Segment income ($ millions)[3]	$ 281	$ 631	(55%)	$ 627
Capital expenditures ($ millions)[4]	$ 341	$ 355	(4%)	$ 351
Minesite sustaining	$ 341	$ 355	(4%)	$ 351
Minesite expansion	-	-	-	-

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $281 million, a decrease of $350 million or 55% from the prior year. The decrease was primarily due to the lower realized gold price combined with a decrease in sales volumes. In 2013, capital expenditures decreased by $14 million or 4% over the prior year, primarily due to a decrease in underground development expenditures at Turquoise Ridge, partially offset by increased capitalized production phase stripping at Bald Mountain and Round Mountain.

Gold production of 0.86 million ounces for 2013 was 3% lower compared to the prior year. The decrease was primarily due to lower production at Bald Mountain and Round Mountain, partially offset by higher production at Ruby Hill and Turquoise Ridge.

Production at Bald Mountain decreased by 42% over the prior year due to a decline in ore tons placed on the leach pads as the mine went through a significant development phase in 2013.

Production at Turquoise Ridge increased by 16% over the prior year due to an increase in ore tons mined. Production at Ruby Hill increased 122% over the prior year due to increased grade as a result of a change in the mine sequencing plan, partially offset by a decrease in ore tons mined.

In 2013, cost of sales increased by $33 million or 4% over the prior year, primarily due an increase in depreciation expense, partially offset by an increase in capitalized production phase stripping expenditures at Bald Mountain and lower royalty expense at Hemlo and Bald Mountain due to lower gold prices. Adjusted operating costs were $792 per ounce, up $49 per ounce or 7% over the prior year, primarily due to the impact of lower production levels on unit production costs. All-in sustaining costs for 2013 increased by $54 per ounce or 5% over the prior year reflecting higher adjusted operating costs and an increase in capitalized production phase stripping expenditures.

BARRICK YEAR-END 2013	42	MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia Pacific

Summary of Operating Data	For the years ended December 31
	2013	2012 [1]	% Change	2011
Total tons mined (000s)	97,211	104,126	(7%)	112,129
Ore tons processed (000s)	25,807	26,879	(4%)	26,461
Average grade (ozs/ton)	0.079	0.078	1%	0.083
Gold produced (000s/oz)	1,773	1,822	(3%)	1,879
Gold sold (000s/oz)	1,798	1,828	(2%)	1,864
Cost of sales ($ millions)	$ 1,675	$ 1,946	(14%)	$ 1,610
Adjusted operating costs (per oz)[2]	$ 725	$ 793	(9%)	$ 623
All-in sustaining costs (per oz)[2]	$ 994	$ 1,128	(12%)	$ 907
All-in costs (per oz)[2]	$ 994	$ 1,128	(12%)	$ 907
Summary of Financial Data	For the years ended December 31
	2013	2012 [1]	% Change	2011
Segment income ($ millions)[3]	$ 904	$ 1,186	(24%)	$ 1,414
Capital expenditures ($ millions)[4]	$ 438	$ 563	(22%)	$ 457
Minesite sustaining	$ 438	$ 563	(22%)	$ 457
Minesite expansion	-	-	-	-

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $904 million, a decrease of $282 million or 24% from the prior year. The decrease was primarily due to the lower realized gold price combined with a decrease in sales ounces, partially offset by a reduction in cost of sales. In 2013, capital expenditures decreased by $125 million or 22% over the prior year, primarily due to decreased minesite sustaining capital expenditures across all sites, partially offset by an increase in capitalized production phase stripping costs at Porgera, Cowal and KCGM.

Gold production of 1.77 million ounces for 2013 was 3% lower compared to the prior year. The decrease was primarily due to the disposal of the Yilgarn South assets at the end of third quarter 2013, partially offset by higher production at Porgera and Cowal.

Production at Porgera increased by 11% over the prior year due to increased throughput and grade and as a result of fewer operational disruptions at site compared to 2012. Although production increased at Porgera, we revised the mine plan to focus on the higher grade underground ore and, as a result, recorded a non-current asset impairment loss of $595 million (post-tax) ($746 million pre-tax) in fourth quarter 2013. Production at Cowal increased by 11% over the prior year, primarily due to the mining of higher grade ore.

In 2013, cost of sales decreased by $271 million or 14% over the prior year. The decrease was primarily due to the disposal of the Yilgarn South assets combined with lower direct operating costs as a result of cost saving initiatives adopted throughout the segment, particularly with respects to power, consumables, and contract labour as well as the impact of a decrease in our effective Australian dollar exchange rate. Adjusted operating costs were $725 per ounce, down $68 per ounce or 9% over the prior year, primarily due to a reduction in cost of sales and the disposal of the Yilgarn South assets. All-in sustaining costs for 2013 decreased by $134 per ounce or 12% over the prior year, reflecting lower adjusted operating costs and a decrease in minesite sustaining capital expenditures.

BARRICK YEAR-END 2013	43	MANAGEMENT’S DISCUSSION AND ANALYSIS

African Barrick Gold

100% basis
Summary of Operating Data	For the years ended December 31
	2013	2012 [1]	% Change	2011
Total tons mined (000s)	59,635	52,951	13%	49,662
Ore tons processed (000s)	8,795	8,484	4%	8,168
Average grade (ozs/ton)	0.084	0.081	4%	0.096
Gold produced (000s/oz)	641	627	2%	689
Gold sold (000s/oz)	650	609	7%	700
Cost of sales ($ millions)	$ 740	$ 794	(7%)	$ 700
Adjusted operating costs (per oz)[2]	$ 846	$ 958	(12%)	$ 699
All-in sustaining costs (per oz)[2]	$ 1,362	$ 1,585	(14%)	$ 1,126
All-in costs (per oz)[2]	$ 1,535	$ 1,645	(7%)	$ 1,143
Summary of Financial Data	For the years ended December 31
	2013	2012 [1]	% Change	2011
Segment income ($ millions)[3]	$ 120	$ 221	(46%)	$ 447
Capital expenditures ($ millions)[4]	$ 385	$ 323	19%	$ 304
Minesite sustaining	$ 272	$ 287	(5%)	$ 297
Minesite expansion	$ 113	$ 36	214%	$ 7

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]

Adjusted operating costs, all-in sustaining costs and all-in costs are non-GAAP financial performance measures with no standardized meaning under IFRS. For further information and a detailed reconciliation, please see page 67 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining as well as mine development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $120 million, a decrease of $101 million or 46% from the prior year. The decrease was primarily due to the lower realized gold price, partially offset by a reduction in cost of sales. In 2013, capital expenditures increased by $62 million or 19% over the prior year, primarily due to higher minesite expansion capital expenditures at Bulyanhulu related to the CIL expansion project, partially offset by lower sustaining capital expenditures across all sites.

Gold production of 0.64 million ounces (Barrick’s share 0.47 million ounces) for 2013 was 2% higher compared to the prior year. The increase was primarily due to higher production at North Mara and Buzwagi, partially offset by lower production at Bulyanhulu.

Production at North Mara increased by 33% over the prior year, mainly as a result of mining increased ore tons at higher grades due to the opening of higher grade areas of the pit due to the waste stripping program that was undertaken earlier in 2013. Production at Buzwagi increased by 9% over the prior year. The increase was mainly due to increased throughput due to improved operational efficiencies at the plant, partially offset by slightly lower grades.

Production at Bulyanhulu decreased by 16% over the prior year, primarily due to mining equipment availability issues and reduced access to stopes, which had a negative impact on tons mined. Production at Tulawaka decreased compared to the prior year as mining operations came to an end in first half of 2013.

In 2013, cost of sales decreased by $54 million or 7% over the prior year. The decrease was primarily due lower direct operating costs as a result of decreased labour and maintenance costs, and increased capitalized production phase stripping costs at Buzwagi and North Mara. Adjusted operating costs were $846 per ounce, down $112 per ounce or 12% over the prior year, reflecting the same factors impacting cost of sales, in addition to the benefit of higher production levels on unit production costs. All-in sustaining costs for 2013 decreased by $223 per ounce or 14% over the prior year, reflecting lower adjusted operating costs and a decrease in minesite sustaining capital expenditures at Bulyanhulu and at Buzwagi.

BARRICK YEAR-END 2013	44	MANAGEMENT’S DISCUSSION AND ANALYSIS

Global Copper

Summary of Operating Data	For the years ended December 31
	2013	2012 [1]	% Change	2011
Copper produced (millions of lbs)	539	468	15%	451
Copper sold (millions of lbs)	519	472	10%	444
Cost of sales ($ millions)	$ 1,091	$ 1,227	(11%)	$ 915
C1 cash costs (per lb)[2]	$ 1.92	$ 2.05	(6%)	$ 1.71
C3 fully allocated costs (per lb)[2]	$ 2.42	$ 2.85	(15%)	$ 2.30
Summary of Financial Data	For the years ended December 31
	2013	2012 [1]	% Change	2011
Segment income ($ millions)[3]	$ 485	$ 392	24%	$ 690
Capital expenditures ($ millions)[4]	$ 405	$ 741	(45%)	$ 377
Minesite sustaining	$ 342	$ 555	(38%)	$ 259
Minesite expansion	-	-	-	-
Project capex	$ 63	$ 186	(66%)	$ 118

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]

C1 cash costs and C3 fully allocated costs are non-GAAP financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see page 70 of this MD&A.

[3]	Segment income excludes income taxes.
[4]	Amounts presented represent expenditures for minesite expansion, minesite sustaining, mine development as well as project development on an accrual basis excluding capitalized interest.

Segment income for 2013 was $485 million, an increase of $93 million or 24% over the prior year. The increase was the result of higher copper sales volumes combined with lower production costs at Lumwana, which more than offset the lower copper realized price and higher production costs at Zaldívar, as well as $52 million in project care and maintenance costs incurred at Jabal Sayid. In 2013, capital expenditures were lower by $336 million or 45% compared to the prior year, reflecting lower capital expenditures at Lumwana as development of the Chimiwungo South pit is complete and lower capital expenditures at Jabal Sayid as the process infrastructure construction is now complete.

In 2013, copper production was 539 million pounds, 15% higher than the prior year. Production at Lumwana increased by 45% primarily due to higher mill throughput and the processing of higher grade ore at higher recoveries. Production at Zaldívar decreased by 3% in 2013 mainly due to lower production from the heap leach as a result of lower sulfide recoveries.

In 2013, cost of sales were $136 million, or 11%, lower than the prior year, primarily due to lower production costs at Lumwana resulting from the termination of one of the mining contractors and lower depreciation expense as a result of the impairment charges recorded in the fourth quarter of 2012. C1 cash costs for 2013 were $1.92 per pound, down $0.13 per pound or 6% from the prior year. The decrease is primarily due to the reduction in costs at Lumwana and lower fuel and sulfuric acid prices at Zaldívar. C3 fully allocated costs per pound for 2013 were $2.42 per pound, down $0.43 per pound or 15% from the prior year, primarily reflecting the effect of the above factors on C1 cash costs, together with the impact of lower depreciation expense at Lumwana due to the impairment loss recorded in fourth quarter 2012.

Copper reserves increased slightly to 14.0 billion pounds based on a copper price assumption of $3.00 per pound. Measured and indicated copper resources decreased to 6.9 billion pounds from 10.3 billion pounds at the end of 2012 based on a copper price assumption of $3.50 per pound, primarily as a result of further optimization of the Lumwana mine plan. Inferred copper resources decreased to 0.2 billion pounds from 0.5 billion pounds at the end of 2012.

Jabal Sayid

In 2013, $45 million was invested in the HCIS compliance project which includes the installation of safety and security infrastructure. While this work is progressing, the number of employees at site has been reduced to minimize costs until approval to commence operations is received. Management used the opportunity to study alternate hauling/hoisting options from the underground mine with the goal of improving LOM cash flow when it comes into production.

BARRICK YEAR-END 2013	45	MANAGEMENT’S DISCUSSION AND ANALYSIS

Once Jabal Sayid comes into production, the average annual copper output in concentrate is expected to be 100 to 130 million pounds at C1 cash costs of $1.50 to $1.70 per pound in its first full five years of operation.

Since the Company acquired its interest in the Jabal Sayid project through its acquisition of Equinox Minerals in 2011, the Deputy Ministry for Mineral Resources (“DMMR”), which oversees the mining license, has questioned whether such change in the indirect ownership of the project, as well as previous changes in ownership, required the prior consent of DMMR. We are progressing discussions with DMMR to try to resolve this situation. Should this not be successful, alternatives such as further curtailing or suspending activities on site until a resolution is achieved, are being studied and could lead to further impairment losses on the value of the asset.

Other early stage projects

Donlin Gold

Under our disciplined capital allocation framework, we continue to monitor the long-term viability of our 50% investment in Donlin Gold. Although the Donlin Gold project contains large, long life mineral resources, with significant leverage to the price of gold, it is uncertain when or if it will be able to meet our investment criteria given the required large initial capital investment. In 2014, the majority of the expenditures will be focused on advancing the permitting of the project.

Cerro Casale

At the Cerro Casale project in Chile, of which we own 75%, approval of the Environmental Impact Assessment was received in January 2013 from the Servicio de Evaluacion Ambiental, the environmental authority of northern Chile. Cerro Casale, on a 100 percent basis, has total proven and probable gold and copper mineral reserves of 23 million ounces of gold and 5.8 billion pounds of copper. We have minimized our 2014 budget for the project, however we will continue to explore alternative development options for this project, which is located in a high potential district, as well as continuing the process of obtaining necessary right of ways.

BARRICK YEAR-END 2013	46	MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL CONDITION REVIEW

Summary Balance Sheet and Key Financial Ratios1

($ millions, except ratios and share amounts)	2013	2012 [2]
Total cash and equivalents	$ 2,424	$ 2,097
Current assets	3,588	3,660
Non-current assets	31,436	41,721
Total Assets	$ 37,448	$ 47,478
Current liabilities excluding short-term debt	$ 2,626	$ 2,569
Non-current liabilities excluding long-term debt	5,741	6,330
Debt	13,080	13,943
Total Liabilities	$ 21,447	$ 22,842
Total shareholders’ equity	13,533	21,972
Non-controlling interests	2,468	2,664
Total Equity	$ 16,001	$ 24,636
Dividends	$ 508	$ 750
Total common shares outstanding (millions of shares)[3]	1,165	1,001

Key Financial Ratios:
Current ratio[4]	2.14:1	1.30:1
Debt-to-equity[5]	0.82:1	0.57:1
Debt-to-total capitalization[6]	0.39:1	0.46:1
Adjusted return on equity[7]	14%	17%

[1]	Figures include assets and liabilities classified as held-for-sale as at December 31, 2013.
[2]	Figures are restated for the impact of new accounting standards adopted in 2013.
[3]	Total common shares outstanding do not include 6.4 million stock options. The increase from December 31, 2012 is due to the equity offering in November 2013 and the exercise of stock options.
[4]	Represents current assets divided by current liabilities (including short-term debt) as at December 31, 2013 and December 31, 2012.
[5]	Represents debt divided by total shareholders’ equity (including minority interest) as at December 31, 2013 and December 31, 2012.
[6]	Represents debt divided by capital stock and long-term debt as at December 31, 2013 and December 31, 2012.
[7]	Represents adjusted net earnings divided by average shareholders’ equity as at December 31, 2013 and December 31, 2012.

Balance Sheet Review

Total assets were $37 billion at December 31, 2013, a decrease of $10 billion, or 21%, compared to December 31, 2012. The decrease primarily reflects impairments against the carrying value of non-current assets, including $6.0 billion (post-tax) (pre-tax $6.1 billion) against our Pascua-Lama project and $2.8 billion in goodwill impairments in our global copper, Australian Pacific, Capital Projects and African Barrick Gold segments. Our asset base is primarily comprised of non-current assets such as property, plant and equipment and goodwill, reflecting the capital intensive nature of the mining business and our history of growing through acquisitions. Other significant assets include production inventories and cash and equivalents. We typically do not carry a material accounts receivable balance, since only sales of concentrate and copper cathode have a settlement period.

Total liabilities decreased by $1.4 billion or 6% compared to December 31, 2012, largely due to a net decrease in debt of $0.9 billion.

Shareholders’ Equity

As at February 11, 2014	Number of shares
Common shares	1,164,652,426
Stock options	6,430,448

Comprehensive Income

Comprehensive income consists of net income or loss, together with certain other economic gains and losses, which, collectively, are described as “other comprehensive income” or “OCI”, and excluded from the income statement.

BARRICK YEAR-END 2013	47	MANAGEMENT’S DISCUSSION AND ANALYSIS

For 2013, other comprehensive income was a loss of $508 million on an after-tax basis. The loss reflected losses of $56 million on hedge contracts designated for future periods, caused primarily by changes in currency exchange rates, copper prices, and fuel prices, reclassification adjustments totaling $398 million for gains on hedge contracts designated for 2013 (or ineffective amounts) that were transferred to earnings or PPE in conjunction with the recognition of the related hedge exposure, $74 million of losses recorded as a result of changes in the fair value of investments held during the year, $6 million of gains realized on sale of investments, and $93 million in losses for currency translation adjustments; partially offset by $26 million of losses transferred to earnings related impaired investments; $37 million actuarial gains on pension liability and a $56 million gain due to tax recoveries on the overall decrease in OCI.

Included in accumulated other comprehensive income at December 31, 2013 were unrealized pre-tax gains on currency, commodity and interest rate hedge contracts totaling $39 million. The balance primarily relates to currency hedge contracts that are designated against operating costs and capital expenditures, primarily over the next three years including $87 million remaining in crystallized hedge gains related to our Australian dollar contracts that were settled in the third quarter of 2012 or closed out in the second half of 2013, $21 million in crystallized hedge gains related to our silver contracts as well as $9 million in crystallized hedge gains related to our Chilean peso contracts that were settled in the second quarter of 2013. These hedge gains/losses are expected to be recorded in earnings at the same time the corresponding hedged operating costs/depreciation are recorded in earnings.

Financial Position and Liquidity

Our capital structure comprises a mix of debt and shareholders’ equity. As at December 31, 2013, our total debt was $13.1 billion (debt net of cash and equivalents was $10.7 billion) and our debt-to-equity ratio and debt-to-total capitalization ratios were 0.82:1 and 0.39:1, respectively. This compares to debt as at December 31, 2012 of $13.9 billion (debt net of cash and equivalents was $11.8 billion), and debt-to-equity and debt-to-total capitalization ratios of 0.57:1 and 0.46:1, respectively.

In 2013, we made a number of changes to our capital structure. In first quarter 2013, we drew $2.0 billion on our $4.0 billion revolving credit facility (“2012 Credit Facility”), using the proceeds to repay $1.2 billion on our $1.45 billion credit facility, which expired in April 2013. In second quarter 2013, we issued $3.0 billion of debt, using $2.0 billion of the net proceeds to repay the outstanding balance on the 2012 Credit Facility. In fourth quarter 2013, we completed an equity offering for net proceeds of $2.9 billion, using $2.6 billion of those proceeds to redeem and repurchase outstanding debt with near-term maturities. The net effect of these transactions was to repay all amounts outstanding under our credit facilities and significantly reduce other near-term debt maturities. As a result, there is only approximately $300 million of debt maturing in the next two years and a total of approximately $1 billion due in the next four years (refer to note 18 for further details). The $4.0 billion 2012 Credit Facility was fully undrawn at year end. During fourth quarter 2013, the termination date was extended by one year such that the facility now expires in January 2019.

At current market gold and copper prices, we expect to generate negative free cash flow in 2014. This is primarily due to expected full year total capital expenditures of about $2.4 to $2.7 billion. We anticipate total cash outflows related to our Pascua-Lama project are expected to be about $700 million in 2014, including about $75 million of capital expenditures and the drawdown of amounts accrued for at the end of 2013.

As part of our disciplined capital allocation strategy, we are constantly evaluating our capital expenditures and making reductions where the risk-adjusted returns do not justify the investment. Since the beginning of 2013, we have also made divestments of non-core assets and assets that do not meet our investment criteria, such as the sale of our oil & gas business and certain of our Australian assets, for aggregate cash proceeds of approximately $565 million and we are anticipating receiving aggregate cash proceeds of approximately $153 million in connection with our announced sales of Kanowna and Marigold. In July 2013, the Company’s Board of Directors authorized reducing the quarterly

BARRICK YEAR-END 2013	48	MANAGEMENT’S DISCUSSION AND ANALYSIS

dividend to $0.05 per share as a further step to improve liquidity4.

Our primary source of liquidity is our operating cash flow, which is dependent on the ability of our operations to deliver projected future cash flows. Other options to enhance liquidity include drawing the $4.0 billion available under our 2012 Credit Facility (subject to compliance with covenants and the making of certain representations and warranties, this facility is available for drawdown as a source of financing), further asset sales and issuances of debt or equity securities in the public markets or to private investors, which could be undertaken for liquidity enhancement and/or in connection with establishing a strategic partnership. Many factors, including but not limited to, general market conditions and then prevailing metals prices could impact our ability to issue securities on acceptable terms, as could our credit ratings. Moody’s and S&P rate our long-term debt Baa2 and BBB, respectively. On January 8, 2014, Moody’s announced that it had lowered its forward view for the average prices of gold and silver in 2014 and beyond to $1,100 per ounce and $18 per ounce, respectively. The rating agency had previously assumed the price of gold and silver would average $1,200 per ounce and $20 per ounce, respectively, over the next couple of years. Changes in our ratings could affect the trading prices of our securities and our cost of capital. If we were to borrow under our 2012 Credit Facility, the applicable interest rate on the amounts borrowed would be based, in part, on our credit ratings at the time. The key financial covenant in the 2012 Credit Facility (undrawn as at December 31, 2013) requires Barrick to maintain a consolidated tangible net worth (“CTNW”) of at least $3.0 billion (Barrick’s CTNW was $7.1 billion as at December 31, 2013).

Cash and equivalents and cash flow

Total cash and cash equivalents as at December 31, 2013 were $2.4 billion5. At year end, our cash position consisted of a mix of term deposits, treasury bills and money market investments. Our cash position is primarily denominated in US dollars.

Of total cash and cash equivalents as of December 31, 2013, $305 million was held in subsidiaries which have regulatory regulations, contractual restrictions or operate in countries where exchange controls and other legal restrictions apply and are therefore not available for general use by the Company. In addition, $936 million of cash and equivalents is held in subsidiaries where we have determined the cash is reinvested, for the foreseeable future for the calculation of deferred income tax.

In 2013, we generated $4.2 billion in operating cash flow, compared to $6.0 billion of operating cash flow in 2012. The decrease in operating cash flow primarily reflects lower net earnings levels, primarily due to lower realized gold prices, partially offset by a decrease in income tax payments of $350 million. The most significant driver of the change in operating cash flow is market gold and copper prices. The ability of our operations to deliver projected future cash flows within the parameters of a reduced production profile, as well as future changes in gold and copper market prices, either favorable or unfavorable, will continue to have a material impact on our cash flow and liquidity as could other risk factors described on page 27. The principal uses of operating cash flow are to fund our capital expenditures, interest and dividend payments.

Cash used in investing activities amounted to $5.2 billion for 2013, a decrease of $1.8 billion compared to the prior year, primarily due to a decrease in capital expenditures. In 2013, capital expenditures on a cash basis were $5.5 billion, a decrease of $1.3 billion compared to the prior year. The decrease is primarily due to decreased sustaining capital expenditures at Cortez and Lumwana, part of our global initiatives to reduce sustaining capital, and lower project capital expenditures; partially offset by an increase in minesite expansion expenditures at Cortez, Goldstrike and Bulyanhulu.

[4]

The declaration and payment of dividends is at the discretion of the Board of Directors and will depend on the Company’s financial results, cash requirements, future prospects and other factors deemed relevant by the Board.

[5]	Includes $282 million cash held at ABG, which may not be readily deployed outside ABG.

BARRICK YEAR-END 2013	49	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Cash Inflow (Outflow)

($ millions)	For the years ended December 31
	2013	2012 [1]
Operating inflows	$ 4,239	$ 5,983
Investing activities
Capital Expenditures[2]	$ (5,501)	$ (6,773)
Divestitures	522	-
Other	(258)	(292)
Total investing outflows	$ (5,237)	$ (7,065)
Financing activities
Net change in debt	$ (998)	$ 607
Dividends	(508)	(750)
Funding from non-controlling interests	55	505

Net proceeds from equity issuance	2,910	-
Other	(117)	61
Total financing (outflows) inflows	$ 1,342	$ 423
Effect of exchange rate	(17)	7
Increase/(decrease) in cash and equivalent	327	(652)

[1]	Figures are restated for the impact of new accounting standard adopted in 2013.
[2]	The amounts include capitalized interest of $394 million for the year ended December 31, 2013 (2012: $548 million).

In 2013, financing activities primarily reflects net proceeds of $2.9 billion from an equity offering in fourth quarter 2013 and debt proceeds of $5.4 billion, partially offset by debt repayments of $6.4 billion and dividend payments of $508 million, resulting in a net financing cash inflow of $1.3 billion. This compares to a net financing cash inflow for 2012 of $423 million, which primarily consists of $2.0 billion in debt securities, $505 million in funding received from non-controlling interests, partially offset by $1.4 billion of debt repayments and dividend payments of $750 million.

BARRICK YEAR-END 2013	50	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of Financial Instruments

As at December 31, 2013
Financial Instrument	Principal/Notional Amount			Associated Risks
				— Interest rate
Cash and equivalents		$ 2,424	million	— Credit
				— Credit
Accounts receivable		$ 396	million	— Market
				— Market
Available-for-sale securities		$ 120	million	— Liquidity
Accounts payable		$ 2,231	million	— Liquidity
Debt		$ 13,207	million	— Interest rate
Restricted share units		$ 30	million	— Market
Deferred share units		$ 5	million	— Market
	CAD	415	million	— Credit
	CLP	159,750	million	— Market/liquidity
	AUD	638	million	— Interest rate
	PGK	32	million
Derivative instruments - currency contracts	ZAR	1,348	million
				— Market/liquidity
				— Credit
Derivative instruments - copper contracts		260	million lbs	— Interest rate
				— Market/liquidity
				— Credit
Derivative instruments - energy contracts	Diesel	8	million bbls	— Interest rate
	Receive float interest rate swaps	$ 142	million	— Market/liquidity
Derivative instruments - interest rate contracts	Receive fixed interest rate swaps	$ 300	million	— Interest rate

BARRICK YEAR-END 2013	51	MANAGEMENT’S DISCUSSION AND ANALYSIS

Commitments and Contingencies

Litigation and Claims

We are currently subject to various litigation as disclosed in note 35 to the consolidated financial statements, and we may be involved in disputes with other parties in the future that may result in litigation. If we are unable to resolve these disputes favorably, it may have a material adverse impact on our financial condition, cash flow and results of operations.

Contractual Obligations and Commitments

	Payments due As at December 31, 2013
($ millions)	2014[1]	2015	2016	2017	2018	2019 and thereafter	Total
Debt[1]
Repayment of principal	$ 141	$ 257	$ 661	$ 127	$ 878	$ 10,904	$ 12,968
Capital leases	38	45	39	35	28	54	239
Interest	666	665	653	626	615	6,984	10,209
Provisions for environmental rehabilitation[2]	136	71	132	119	111	2,006	2,575
Operating leases	26	32	27	24	23	101	233
Restricted share units	16	11	-	-	-	-	27
Pension benefits and other post-retirement benefits	22	22	21	21	21	387	494
Derivative liabilities[3]	32	43	28	2	1	-	106
Purchase obligations for supplies and consumables[4]	471	314	98	73	74	191	1,221
Capital commitments[5]	242	1	1	1	1	3	249
Social development costs[6]	55	27	27	27	7	55	198
Total	$ 1,845	$ 1,488	$ 1,687	$ 1,055	$ 1,759	$ 20,685	$ 28,519
[1]

Debt and Interest - Our debt obligations do not include any subjective acceleration clauses or other clauses that enable the holder of the debt to call for early repayment, except in the event that we breach any of the terms and conditions of the debt or for other customary events of default. The debt and interest amounts include 100% of the Pueblo Viejo financing, even though we have only guaranteed our 60% share. We are not required to post any collateral under any debt obligations. Projected interest payments on variable rate debt were based on interest rates in effect at December 31, 2013. Interest is calculated on our long-term debt obligations using both fixed and variable rates.

[2]	Provisions for Environmental Rehabilitation - Amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of provisions for environmental rehabilitation.
[3]

Derivative Liabilities - Amounts presented in the table relate to derivative contracts disclosed under note 24 to the consolidated financial statements. Payments related to derivative contracts cannot be reasonably estimated given variable market conditions.

[4]	Purchase Obligations for Supplies and Consumables - Includes commitments related to new purchase obligations to secure a supply of acid, tires and cyanide for our production process.
[5]	Capital Commitments - Purchase obligations for capital expenditures include only those items where binding commitments have been entered into.
[6]

Social Development Costs - Includes Pascua-Lama’s commitment related to the potential funding of a power transmission line in Argentina of $97 million, expected to be paid over the period of 2014 to 2017.

BARRICK YEAR-END 2013	52	MANAGEMENT’S DISCUSSION AND ANALYSIS

INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Internal control over financial reporting is a framework designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with IFRS. The Company’s internal control over financial reporting framework includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Disclosure controls and procedures form a broader framework designed to ensure that other financial information disclosed publicly fairly presents in all material respects the financial condition, results of operations and cash flows of the Company for the periods presented in this MD&A and Barrick’s Annual Report. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

Together, the internal control over financial reporting and disclosure controls and procedures frameworks provide internal control over financial reporting and disclosure. Due to its inherent limitations, internal control over financial reporting and disclosure may not prevent or detect all misstatements. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.

The management of Barrick, at the direction of our chief executive officer and chief financial officer, evaluated the effectiveness of the design and operation of internal control over financial reporting as of the end of the period covered by this report based on the framework and criteria established in Internal Control – Integrated Framework (1992) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on that evaluation, Management concluded that the company’s internal control over financial reporting was effective as of December 31, 2013.

Barrick’s annual management report on internal control over financial reporting and the integrated audit report of Barrick’s auditors for the year ended December 31, 2013 will be included in Barrick’s 2013 Annual Report and its 2013 Form 40-F/Annual Information Form on file with the US Securities and Exchange Commission (“SEC”) and Canadian provincial securities regulatory authorities.

As described on page 15 of this report, we announced a change to our organization structure. Management will continue to monitor the effectiveness of its internal control over financial reporting and disclosure controls and may make modifications from time to time as considered necessary or desirable.

BARRICK YEAR-END 2013	53	MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF QUARTERLY RESULTS

Quarterly Information1

	2013				2012 [2]
($ millions, except where indicated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	$2,926	$2,985	$ 3,201	$3,437	$ 4,149	$3,399	$3,244	$3,644
Realized price per ounce - gold	1,272	1,323	1,411	1,629	1,714	1,655	1,608	1,691
Realized price per pound - copper	3.34	3.40	3.28	3.56	3.54	3.52	3.45	3.78
Cost of sales	1,813	1,788	1,832	1,844	2,124	1,733	1,729	1,753
Net earnings (loss)	(2,830)	172	(8,555)	847	(3,013)	649	787	1,039
Per share (dollars)[3]	(2.61)	0.17	(8.55)	0.85	(3.01)	0.65	0.79	1.04
Adjusted net earnings[5]	406	577	663	923	1,157	880	821	1,096
Per share (dollars)[3,4]	0.37	0.58	0.66	0.92	1.16	0.88	0.82	1.10
Operating cash flow	1,016	1,231	896	1,085	1,845	1,845	919	1,374
Adjusted operating cash flow[4]	$1,085	$1,300	$ 804	$1,158	1,925	$1,395	$ 919	$1,476
[1]	Sum of all the quarters may not add up to the annual total due to rounding.
[2]	Figures are restated for the impact of new accounting standards adopted in 2013.
[3]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[4]

Realized price, adjusted net earnings, adjusted EPS and adjusted operating cash flow are non-GAAP financial performance measures with no standard meaning under IFRS. For further information and a detailed reconciliation, please see page 63 of this MD&A.

Until the past several quarters, our financial results reflected a trend of spot gold prices at historically elevated levels, offset by increasing gold and copper production costs, mainly caused by inflationary pressures. In recent quarters, as a result of a renewed emphasis on cost control and maximizing free cash flow, costs have decreased. Our adjusted net earnings and adjusted operating cash flow levels have fluctuated with gold and copper realized prices and production levels each quarter. In fourth quarter 2013, we recorded asset and goodwill impairment charges totaling $2.8 billion (net of tax and non-controlling interest), primarily at Pascua-Lama, Porgera, Veladero and goodwill related to our Australia Pacific segment. The net loss in second quarter 2013 reflected asset and goodwill impairment charges totaling $8.7 billion (net of tax and non-controlling interest effects), primarily at Pascua-Lama, Buzwagi, Jabal Sayid and goodwill related to our global copper, Australia Pacific and Capital Projects segments. The net loss in fourth quarter 2012 reflected impairment charges at Lumwana and goodwill related to our global copper segment totaling $4.2 billion (net of tax effects).

Fourth Quarter Results

In fourth quarter 2013, we reported a net loss and adjusted net earnings of $2,830 million and $406 million, respectively, compared to a net loss and adjusted net earnings of $3,013 million and $1,157 million, respectively, in fourth quarter 2012.

The decrease in the net loss was largely driven by the impact of the impairment charges of $2.8 billion (net of tax effects) recorded in fourth quarter 2013 compared to $4.2 billion (net of tax effects) recorded in fourth quarter 2012.

It also reflects lower realized gold and copper prices as well as decreased gold and copper sales volumes, partially offset by lower cost of sales applicable to gold and copper and lower income tax expense. The decrease in adjusted net earnings reflects the same factors affecting the net loss with the exception of impairment charges.

In fourth quarter 2013, we sold 1.83 million ounces of gold and 134 million pounds of copper, compared to 2.03 million ounces of gold and 154 million pounds of copper in fourth quarter 2012. Revenues in fourth quarter 2013 were lower than the same prior year period reflecting lower market prices for gold and copper and lower gold and copper sales volumes. In fourth quarter 2013, cost of sales was $1.81 billion, a decrease of $311 million compared to the same prior year period, reflecting lower direct mining costs and lower depreciation expense resulting from the impairment charges recorded in fourth quarter 2012. Adjusted operating costs were $573 per ounce, an increase of $26 per ounce, primarily due to lower production levels, partially offset by lower direct mining costs. C1 cash costs were $1.81 per pound for copper, a decrease of $0.12 per pound from the same prior year period due to lower direct mining costs at Lumwana.

In fourth quarter 2013, operating cash flow was $1,016 million, down 45% from the same prior year period. Adjusted operating cash flow for the fourth quarter 2013 was $1,085 million, down 44% from the same prior year period. The decrease in operating cash flow and adjusted operating cash flow primarily reflects lower realized gold price and copper prices and an increase in income tax payments, partially offset by higher net earnings.

BARRICK YEAR-END 2013	54	MANAGEMENT’S DISCUSSION AND ANALYSIS

IFRS CRITICAL ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Management has discussed the development and selection of our critical accounting estimates with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such estimates in conjunction with its review of this MD&A. The accounting policies and methods we utilize determine how we report our financial condition and results of operations, and they may require management to make estimates or rely on assumptions about matters that are inherently uncertain. The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) under the historical cost convention, as modified by revaluation of certain financial assets, derivative contracts and post-retirement assets. Our significant accounting policies are disclosed in note 2 of the Financial Statements. The policies applied in the Financial Statements are based on IFRSs in effect as at December 31, 2013. The consolidated financial statements were approved by the Board of Directors on February 12, 2014.

Changes in Accounting Policies

The Company has adopted the following new standards, along with any consequential amendments, effective January 1, 2013. These changes were made in accordance with the applicable transitional provisions and a summary of the impact of these changes is disclosed in note 2(Y) of the Financial Statements.

Future Accounting Policy Changes

IFRS 9 Financial Instruments

In November 2009, the IASB issued IFRS 9 Financial Instruments as the first step in its project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset. Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument. Requirements for classification and measurement of financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, except that fair value changes due to an entity’s own credit risk for liabilities designated at fair value through profit and loss would generally be recorded in OCI rather than the income statement.

IFRS 9 amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instruments. In December 2011, amendments to IFRS 7 were issued to require additional disclosures on transition from IAS 39 to IFRS 9. In November 2013, IFRS 9 was amended to include guidance on hedge accounting and to allow entities to early adopt the requirement to recognize changes in fair value attributable to changes in entity’s own credit risk, from financial liabilities designated under the fair value option, in OCI (without having to adopt the remainder of IFRS 9). In July 2013, the IASB tentatively decided to defer the mandatory effective date of IFRS 9. The IASB agreed that the mandatory effective date should no longer be annual periods beginning on or after January 1, 2015 but rather be left open pending the finalization of the impairment and classification and measurement requirements. We are currently assessing the impact of adopting IFRS 9 on our consolidated financial statements.

IFRIC 21 Levies

In May 2013, IASB issued IFRIC 21 Levies, which sets out the accounting for an obligation to pay a levy that is not income tax. The interpretation addresses what the obligating event is that gives rise to pay a levy and when should a liability be recognized. We are currently assessing the impact of adopting IFRIC 21 on our consolidated financial statements.

Critical Accounting Estimates and Judgments

Certain accounting estimates have been identified as being “critical” to the presentation of our financial condition and results of operations because they require us to make subjective and/or complex judgments about matters that are inherently uncertain; or there is a reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates.

BARRICK YEAR-END 2013	55	MANAGEMENT’S DISCUSSION AND ANALYSIS

Life of mine (“LOM”) estimates used to measure depreciation of property, plant and equipment

We depreciate our assets over their useful life, or over the remaining life of the mine (if shorter). We use the units-of-production basis (“UOP”) to depreciate the mining interest component of PP&E whereby the denominator is the expected mineral production based on our LOM plans. LOM plans are prepared based on estimates of ounces of gold/pounds of copper in proven and probable reserves and the portion of resources considered probable of economic extraction. At the end of each fiscal year, as part of our business cycle, we update our LOM plans and prepare estimates of proven and probable gold and copper mineral reserves as well as measured, indicated and inferred mineral resources for each mineral property. We prospectively revise calculations of depreciation based on these updated LOM plans. As at December 31, 2013, we have used a gold price of $1,100 per ounce to calculate our gold reserves, which is a decrease from $1,500 used as at December 31, 2012. This led to a decrease in the estimated ounces of production in our LOM plans and is the primary driver of an expected increase of about $225 million or 15% in 2014 depreciation expense related to our gold segments (refer to page 21 for per ounce 2014 guidance amounts).

Provisions for environmental rehabilitations (“PERs”)

We have an obligation to reclaim our mining properties after the minerals have been mined from the site, and have estimated the costs necessary to comply with existing reclamation standards. We recognize the fair value of a liability for a PER such as site closure and reclamation costs in the period in which it is incurred if a reasonable estimate of fair value can be made. PER can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects.

Provisions for the cost of each rehabilitation program are recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. We record a PER in our financial statements when it is incurred and capitalize this amount as an increase in the carrying amount of the related asset. At operating mines, the increase in a PER is recorded as an adjustment to the corresponding asset carrying amount and results in a prospective increase in depreciation expense. At closed mines, any adjustment to a PER is recognized as an expense in the consolidated statement of income.

PERs are measured at the expected value of the future cash flows, discounted to their present value using a current, US dollar real risk-free pre-tax discount rate. The expected future cash flows exclude the effect of inflation. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for the effect of a change in the discount rate and foreign exchange rate when applicable, and the change in estimate is added or deducted from the related asset and depreciated prospectively over the asset’s useful life. A 1% increase in the discount rate would result in a decrease of PER by $266 million and a 1% decrease in the discount rate would result in an increase in PER by $332 million, while holding the other assumptions constant.

In the future, changes in regulations or laws or enforcement could adversely affect our operations; and any instances of non-compliance with laws or regulations that result in fines or injunctions or delays in projects, or any unforeseen environmental contamination at, or related to, our mining properties, could result in us suffering significant costs. We mitigate these risks through environmental and health and safety programs under which we monitor compliance with laws and regulations and take steps to reduce the risk of environmental contamination occurring. We maintain insurance for some environmental risks; however, for some risks, coverage cannot be purchased at a reasonable cost. Our coverage may not provide full recovery for all possible causes of loss. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that ultimately impact the environment; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. In general, as the end of the mine life nears, the reliability of expected cash flows increases, but earlier in the mine life, the estimation of a PER is inherently more subjective. Significant judgments and estimates are made when estimating the fair value of PERs. Expected cash flows relating to PERs could occur over periods of up to 40 years and the assessment of the extent of environmental remediation work is highly

BARRICK YEAR END 2013	56	MANAGEMENT’S DISCUSSION AND ANALYSIS

subjective. Considering all of these factors that go into the determination of a PER, the fair value of PERs can materially change over time.

The amount of PERs recorded reflects the expected cost, taking into account the probability of particular scenarios. The difference between the upper end of the range of these assumptions and the lower end of the range can be significant, and consequently changes in these assumptions could have a material effect on the fair value of PERs and future earnings in a period of change.

During the year ended December 31, 2013, our PER balance decreased by $304 million, primarily due to an increase in the discount rate used to calculate the PER ($476 million) and also due to the divestiture of various sites as well as our oil and gas business that occurred in 2013 ($165 million). These decreases were offset by various increases in our PER liabilities as a result of our expanded footprint. The offset was a corresponding decrease in PP&E for our operations and a credit to other expense at our closed sites.

PERs

(in $ millions)
As at December 31	2013	2012
Operating mines	$1,524	$1,968
Closed mines and mines in closure	731	386
Development projects	104	211
Other	-	98
Total	$2,359	$2,663

Accounting for impairment of non-current assets

In accordance with our accounting policy, goodwill is tested for impairment in the fourth quarter and also when there is an indicator of impairment. Non-current assets are tested for impairment when events or changes in circumstances suggest that the carrying amount may not be recoverable.

When there is an indicator of impairment of non-current assets within an operating segment consisting of a Cash Generating Unit (“CGU”) or group of CGUs that contain goodwill, we test the non-current assets for impairment first and recognize any impairment loss on the non-current assets before testing the operating segment for any potential goodwill impairment. When there is an indicator of impairment of non-current assets within an operating segment consisting of a single CGU that contains goodwill, we test the non-current assets for impairment first and recognize any impairment loss on goodwill first and then any remaining impairment loss is applied against the non-current assets.

An impairment loss is recognized when the carrying amount exceeds the recoverable amount. The recoverable amount of each operating segment for goodwill testing purposes has been determined based on its estimated fair value less cost of disposal (“FVLCD”), which has been determined to be greater than the Value in Use (“VIU”) amounts. The recoverable amount for non-current asset testing is calculated using the same approach as for goodwill, however, the assessment is done at the CGU level, which is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. A CGU is generally an individual operating mine or development project.

BARRICK YEAR END 2013	57	MANAGEMENT’S DISCUSSION AND ANALYSIS

Summary of impairments

For the year ended December 31, 2013, we recorded post-tax impairment losses of $8.7 billion (2012: $3.5 billion) for non-current assets and $2.8 billion (2012: $798 million) for goodwill, as summarized in the table below:

(in millions)	2013		2012 (restated)
	pre-tax (100%)	post-tax (our share)	pre-tax (100%)	post-tax (our share)
Pascua-Lama	$ 6,061	$ 6,007	-	-
Lumwana	-	-	$ 4,982	$ 3,048
Jabal Sayid	860	704	-	-
Porgera	746	595	-	-
Buzwagi	721	439	-	-
Veladero	464	300
North Mara	286	125	-	-
Reko Diq	-	-	120	120
Pierina	140	98	-	-
Exploration properties	112	94	169	164
Highland Gold	-	-	86	84
Round Mountain	78	51	-	-
Granny Smith	73	73	-	-
Marigold	60	39	-	-
Ruby Hill	51	33	-	-
Kanowna	41	41	-	-
Plutonic	37	26	-	-
Darlot	36	25	-	-
AFS investments	26	23	46	40
Other	80	57	93	48
Total non-current asset impairment losses	$9,872	$ 8,730	$ 5,496	$ 3,504
Australia Pacific	1,200	1,200	-	-
Copper	1,033	1,033	798	798
Capital Projects	397	397	-	-
ABG	185	185	-	-
Total goodwill impairment losses	$ 2,815	$ 2,815	$ 798	$ 798
Tax effects and NCI	-	1,142	-	1,992
Total impairment losses	$12,687	$12,687	$6,294	$ 6,294

In fourth quarter 2013, we recorded post-tax impairment losses of $2.3 billion for non-current assets and $551 million for goodwill, as summarized in the table below:

(in millions)	For the three months ended December 31, 2013
	pre-tax (100%)	post-tax (our share)
Pascua-Lama	$ 896	$ 896
Porgera	746	595
Veladero	464	300
Jabal Sayid	359	303
North Mara	133	58
Round Mountain	78	51
Marigold	60	39
Kanowna	(66)	(66)
Ruby Hill	51	33
Plutonic	17	12
AFS investments	5	5
Other	50	31
Total non-current asset impairment losses	$2,793	$ 2,257
Australia Pacific goodwill impairment losses	$ 551	$ 551
Tax effects and NCI	-	536
Total impairment losses	$3,344	$3,344

2013 indicators of impairment

Second Quarter 2013

The significant decrease in our long-term gold, silver and copper price assumptions in second quarter 2013, due to declining market prices, as well as the regulatory challenges to Pascua-Lama in May 2013 and the resulting schedule delays and associated capital expenditure increases; and a significant change to the mine plan at our Pierina mine, were all considered indicators of impairment, and, accordingly, we performed an impairment assessment for every mine site and significant advanced development project. As a result of this assessment, we recorded non-current asset impairment losses of $6.4 billion after any related income tax effects, including a $5.1 billion impairment loss related to the carrying value of the PP&E at Pascua-Lama; $401 million related to the Jabal Sayid project in our copper segment; $502 million related to Buzwagi and North Mara in African Barrick Gold; $219 million related to the Kanowna, Granny Smith, Plutonic and Darlot mines in our Australia Pacific Gold segment; and $98 million related to our Pierina mine in South America.

After reflecting the above non-current asset impairment losses, we conducted goodwill impairment tests and determined that the carrying value of our Copper,

BARRICK YEAR END 2013	58	MANAGEMENT’S DISCUSSION AND ANALYSIS

Australia Pacific Gold, Capital Projects and African Barrick Gold segments exceeded their FVLCD, and therefore we recorded a total goodwill impairment loss of $2.3 billion. The FVLCD of our copper segment was negatively impacted by the decrease in our long-term copper price assumption in second quarter 2013. The FVLCD of our Australia Pacific Gold segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold price assumption. The FVLCD of our Capital Projects segment was negatively impacted by the significant decrease in second quarter 2013 in our long-term gold and silver price assumptions, as well as the schedule delays and associated capital expenditure increase at our Pascua-Lama project. The FVLCD of our African Barrick Gold segment was negatively impacted by significant changes in the life of mine (“LOM”) plans in second quarter 2013 for various assets in the segment, as well as the significant decrease in our long-term gold price assumption.

Third Quarter 2013

In September 2013, we finalized an agreement with the Government of the Dominican Republic (“the Government”) concerning amendments to the SLA. The amendments will result in significant additional and accelerated tax revenues to the Government, and therefore we determined this was an indicator of impairment. Based on our assessment of the economic impact of these amendments, the carrying value of the mine was recoverable as at September 30, 2013.

Fourth Quarter 2013

In fourth quarter 2013, as described below, we identified indicators of impairment at certain of our mines, resulting in non-current asset impairment losses totaling $2.3 billion after any related income tax effects. As a result of our fourth quarter 2013 decision to temporarily suspend construction of our Pascua-Lama Project, we have recorded a further impairment loss on the project of $896 million, bringing the total impairment loss for Pascua-Lama to $6.0 billion for the full year. At our Porgera mine in Papua New Guinea, we have changed our LOM plan to focus primarily on the higher grade underground mine. The new plan resulted in a decrease in the estimated mine life from 13 to 9 years, and a decrease in the estimated FVLCD of the mine, which has resulted in an impairment loss of $595 million. At our Veladero mine in Argentina, the annual update to the LOM plan, which was completed in fourth quarter 2013, was significantly impacted by the lower gold price assumption as well as the effect of sustained local inflationary pressures on operating and capital costs. The new plan resulted in a reduction of reserves and LOM production as the next open pit cutback is uneconomic at current gold prices. This resulted in a significant decrease in the estimated FVLCD of the mine, and accordingly, we recorded an impairment loss of $300 million (post-tax). The annual update to the LOM plan resulted in a decrease in the net present value of our Jabal Sayid project, which is the basis for estimating the project’s FVLCD, and was therefore considered an indicator of impairment. Jabal Sayid’s FVLCD was also negatively impacted by the delay in achieving first production as a result of the HCIS compliance requirements and ongoing discussions with the DMMR with respect to the transfer of ownership of the project. As a result, we recorded an impairment loss of $303 million. The annual update to the LOM plan showed a decrease in the net present value at our Round Mountain mine, which was considered to be an indicator of impairment, and we recorded an impairment loss of $51 million. At North Mara, several changes were made to the LOM plan, including a decision to defer Gokona Cut 3, while ABG finalizes a feasibility study into the alternative of mining out this reserve by underground methods. This was considered an indicator of impairment for North Mara, resulting in an impairment loss of $58 million. A wall failure at our Ruby Hill mine in Nevada was also identified as an indicator of impairment, resulting in the impairment of assets specifically related to the open pit of $33 million.

As at December 31, 2013, four of our mines, namely Plutonic, Kanowna, Marigold and Tulawaka, met the criteria as assets held for sale. Accordingly, we are required to re-measure these CGUs to the lower of carrying value and FVLCD. Using these new re-measured values, resulted in impairment losses of $12 million at Plutonic and $39 million at Marigold. Also, based on the estimated FVLCD of the expected proceeds related to the expected sale of Kanowna, we have reversed $66 million of the impairment loss recorded in second quarter 2013.

After reflecting the above non-current asset impairment losses, we conducted our annual goodwill impairment test, prior to the reorganization of our operating segments, and determined that the carrying value of our Australia Pacific segment exceeded its FVLCD and therefore we recorded a goodwill impairment loss of $551 million bringing the total impairment loss for Australia Pacific Gold goodwill to $1,200 million for the full year. After the reorganization of the operating segments, we did not identify any indicators of impairment.

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2012 indicators of impairment

In fourth quarter 2012, we prepared an updated LOM plan for Lumwana, which reflected information obtained from an extensive exploration and infill drilling program that was completed late in the fourth quarter of 2012. The new LOM plan also reflected revised operating and sustaining capital costs. In particular, unit mining costs were determined to be significantly higher than previously estimated. The significant changes in the LOM plan were considered an indicator of impairment, and, accordingly, we performed an impairment assessment for Lumwana as at the end of the 2012. As a result of this assessment, we recorded an impairment loss of $3.0 billion, related to the carrying value of the non-current assets at Lumwana in the fourth quarter of 2012.

In fourth quarter 2012, we also recorded the following impairment losses: $31 million in PP&E impairment losses related to Tulawaka in our ABG segment, primarily as a result of a decrease in the expected remaining mine life in its most recent LOM plan; $120 million related to our equity method investment in Tethyan Copper Company, which holds our interest in the Reko Diq project; and a $46 million write-down of power-related assets at our Pueblo Viejo project, based on new information with respect to the recoverable amount of these assets received in fourth quarter 2012.

Other impairment losses recorded in 2012 included: $164 million related to exploration properties, included in intangible assets, in Papua New Guinea and Saudi Arabia as a result of our decision to cease exploration activities ($140 million in Papua New Guinea in third quarter 2012 and $24 million in Saudi Arabia in fourth quarter 2012); and $84 million related to our equity method investment in Highland Gold as a result of the disposition of our equity interest in first quarter 2012.

After reflecting the above non-current asset losses, we conducted our goodwill impairment tests and determined that the carrying value of our copper segment exceeded its FVLCD, and therefore we recorded a goodwill impairment loss of $798 million. The FVLCD of our copper segment was impacted by increases in expected future operating and capital costs.

Key assumptions

The key assumptions and estimates used in determining the FVLCD are related to commodity prices, discount rates, NAV multiples for gold assets, operating costs, exchange rates and capital expenditures. In addition, assumptions related to comparable entities, market values per ounce and per pound and the inclusion of reserves and resources in market multiples calculations are used.

Gold

For the gold segments, excluding Pascua-Lama, FVLCD for each of the CGUs was determined by calculating the net present value (“NPV”) of the future cash flows expected to be generated by the mines and projects within the segments. The estimates of future cash flows were derived from the most recent LOM plans and, where the LOM plans excludes a material portion of total reserves and resources, we assign value to resources not considered in these base models. These values are then aggregated to the segment level, the level at which goodwill is tested. Based on observable market or publicly available data, including spot and forward prices and equity sell-side analyst forecasts, we make an assumption of future gold and silver prices to estimate future revenues. The future cash flows for each gold mine are discounted using a real weighted average cost of capital (“WACC”), which reflects specific market risk factors for each mine. Some gold companies trade at a market capitalization greater than the NPV of their expected cash flows. Market participants describe this as a “NAV multiple”, which represents the multiple applied to the NPV to arrive at the trading price. The NAV multiple is generally understood to take account of a variety of additional value factors such as the exploration potential of the mineral property, namely the ability to find and produce more metal than what is currently included in the LOM plan or reserve and resource estimates, and the benefit of gold price optionality. As a result, we applied a specific NAV multiple to the NPV of each CGU within each gold segment based on the NAV multiples observed in the market in recent periods and that we judged to be appropriate to the CGU.

Pascua-Lama

The fair value for Pascua-Lama was determined by considering both the NPV, determined consistent with our gold CGUs, as well as market multiples expressed as dollar per ounce of proven and probable reserves based on observed market metrics for comparable assets. Both these approaches were used, with the market approach being the primary method as the LOM for Pascua-Lama has uncertainty due to adjustments to reflect the updated estimated timeline for the project that existed at the time of the testing. The observable market multiples were adjusted, where appropriate, for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

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Copper

For our Copper segment, the FVLCD for each of the CGUs was determined based on the NPV of future cash flows expected to be generated using the most recent LOM plans aggregated to the segment level. Based on observable market or publicly available data including spot and forward prices and equity sell-side analyst consensus, we make an assumption of future copper prices to estimate future revenues. The future cash flows for each copper mine were discounted using a WACC depending on the location and market risk factors for each mine. Fair value for Lumwana was also estimated by considering market multiples expressed as dollar per pound based primarily on the observed valuation metrics for comparable assets. Both these approaches were used as the LOM for Lumwana has uncertainty due to the on-going optimization program to generate additional value from the LOM. The observable market multiples were adjusted where appropriate for country risk if the comparable asset was in a different country and any change in metal prices since the valuation date of the comparable asset.

The key assumptions used in our impairment testing are summarized in the table below:

	Fourth Quarter 2013	Fourth Quarter 2012

Gold price per oz	$1,300	$1,700
Silver price per oz	$23	$32
Copper price per lb	$3.25	$3.65
WACC – gold (range)	2% – 7%	3% – 8%
WACC – gold (avg)	5%	5%
WACC – copper (range)	7% – 9%	6% – 8%
WACC – copper (avg)	7%	7%
NAV multiple – gold (avg)	1.1	1.2
LOM years – gold (range)	3 – 29	2 – 32
LOM years – gold (avg)	13	14
LOM years – copper (range)	14 – 24	13 – 33
LOM years – copper (avg)	18	21
Reserves – gold price per oz1	$1,100	$1,500
Reserves – silver price per oz	$21	$28
Reserves – copper price per lb	$3.00	$3.00
ARS:USD exchange rate	8.5-10.0	5.0-5.5

[1]	In our LOM plans we used $1,100/oz for the first 5 years and $1,300/oz thereafter.

Sensitivities

We performed a sensitivity analysis on commodity price, which is the key assumption that impacts the impairment calculations. We assumed a negative 10% change for the assumption, taking sales price from $1,300 per ounce down to $1,170 per ounce for gold, $3.25 per pound down to $2.93 per pound for copper and $23 per ounce to $20.70 per ounce for silver, while holding all other assumptions constant. We note that this sensitivity identifies the key assets where the decrease in the sales price, in isolation, could cause the carrying value of our operating segments to exceed its recoverable amount for the purposes of the goodwill impairment test or the carrying value of any of our CGUs to exceed its recoverable amount for the purposes of the non-current asset impairment test where an indicator of impairment for the non-current asset was identified.

Should there be a significant decline in commodity prices, we would take actions to assess the implications on our life of mine plans, including the determination of reserves and resources, and the appropriate cost structure for the operating segments. The recoverable amount of the operating segments and CGUs would also be impacted by other market factors such as changes in net asset value multiples and the value per ounce/pound of comparable market entities. Based on the results of the impairment testing performed in fourth quarter 2013, the carrying value of the operating segments and CGUs that are most sensitive to the change in sales prices used in the test are:

As at December 31, 2013	Carrying value	Decrease in fair value with a 10% decrease in sales price

Copper segment[1]	$ 5,299	$ 1,700
Australia Pacific segment[1]	1,488	850
Cerro Casale	1,514	1,200
Veladero[1]	1,009	600
Lumwana[1]	1,008	850
Jabal Sayid[1]	711	80
Porgera[1]	393	390
North Mara[1]	369	130
Round Mountain[1]	166	150

[1]	These operating segments/CGUs have been impaired in either 2012 or 2013 and therefore their fair value approximates carrying value.

In addition, for our Pascua-Lama project, we have determined our valuation primarily based on a market approach. The key assumption that impacts the impairment calculations, should there be an indication of impairment for this CGU, is the value per ounce of gold and silver based on an analysis of comparable companies. We assumed a negative 10% change for the assumption of gold and silver value per ounce, while holding all other assumptions constant and, based on the results of the impairment testing performed in fourth quarter 2013 for Pascua-Lama, the fair value of the CGU would have been reduced from $1.2 billion to $1.1 billion (December 31, 2013 carrying value: $1.2 billion). We note that this

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sensitivity identifies the decrease in the value that, in isolation, would cause the carrying value of the CGU to exceed its recoverable amount. For Pascua-Lama, this value decrease is linear to the decrease in value per ounce.

Deferred Tax Assets and Liabilities

Measurement of Temporary Differences

We are periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in our consolidated financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of changes.

Recognition of Deferred Tax Assets

Each period, we evaluate the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning activities. Levels of future taxable income are affected by, among other things, market gold prices, and production costs, quantities of proven and probable gold and copper reserves, interest rates and foreign currency exchange rates. If we determine that it is probable (a likelihood of more than 50%) that all or some portion of a deferred tax asset will not be realized, we do not recognize it in our financial statements. Changes in recognition of deferred tax assets are recorded as a component of income tax expense or recovery for each period. The most significant recent trend impacting expected levels of future taxable income and the amount of recognition of deferred tax assets, has been raising market gold prices. A decline in market gold prices could lead to derecognition of deferred tax assets and a corresponding increase in income tax expense.

Deferred Tax Assets Not Recognized

	As at December 31, 2013	As at December 31, 2012

Australia and Papua New Guinea	$ 456	$ 181
Canada	139	88
US	50	2
Chile	471	3
Argentina	928	-
Barbados	71	73
Tanzania	107	43
Zambia	43	48
Other	17	12

	$ 2,282	$ 450

Australia and Papua New Guinea: most of the unrecognized deferred tax assets relate to capital losses that can only be utilized if capital gains are realized, as well as to tax assets in subsidiaries that do not have any present sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some of the deferred tax assets.

Canada: most of the unrecognized deferred tax assets relate to tax pools which can only be utilized by income from specific sources and to capital losses that can only be utilized if capital gains are realized in the future.

US: most of the unrecognized deferred tax assets relate to AMT credits which are not probable to be utilized.

Chile and Argentina: most of the unrecognized deferred tax assets relate to Pascua-Lama tax assets, that, considering the suspension of construction activities, do not have any present sources of gold production or taxable income. In the event that there will be sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

Tanzania, Barbados, Zambia, and Other: the unrecognized deferred tax assets relate to the full amount of tax assets in subsidiaries that do not have any present, or sufficient, sources of gold production or taxable income. In the event that these subsidiaries have sources of taxable income in the future, we may recognize some or all of the deferred tax assets.

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NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted Net Earnings (Adjusted Net Earnings per Share) and Adjusted Return on Equity

Adjusted net earnings is a non-GAAP financial measure which excludes the following from net earnings:

—	Significant tax adjustments not related to current period earnings;
—	Impairment charges (reversals) related to intangibles, goodwill, property, plant and equipment, and investments;
—	Gains/losses and other one-time costs relating to acquisitions/dispositions;
—	Foreign currency translation gains/losses;
—	Costs related to restructuring/severance arrangements, care and maintenance and demobilization costs, and other expenses not related to current operations;
—	Unrealized gains/losses on non-hedge derivative instruments; and
—	Change in the measurement of the PER at closed sites.

Management uses this measure internally to evaluate the underlying operating performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating results. We believe that adjusted net earnings allows investors and analysts to better evaluate the results of the underlying business of the Company. Management believes that adjusted net earnings is a useful measure of the Company’s performance because tax adjustments not related to current period; impairment charges, gains/losses and other one-time costs relating to asset acquisitions/dispositions and business combinations; and project costs related to restructuring/severance arrangements, project care and maintenance and demobilization costs, do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. We also adjust for changes in PER discount rates relating to our closed sites as they are not related to our current operating sites and not necessarily indicative of underlying results. Furthermore, foreign currency translation gains/losses and unrealized gains/losses from non-hedge derivatives are not necessarily reflective of the underlying operating results for the reporting periods presented.

As noted, the Company uses this measure for its own internal purposes. Management’s internal budgets and forecasts and public guidance do not reflect potential impairment charges, potential gains/losses on the acquisition/disposition of assets, foreign currency translation gains/losses, or unrealized gains/losses on non-hedge derivatives. Consequently, the presentation of adjusted net earnings enables investors and analysts to better understand the underlying operating performance of our core mining business through the eyes of Management. Management periodically evaluates the components of adjusted net earnings based on an internal assessment of performance measures that are useful for evaluating the operating performance of our business segments and a review of the non-GAAP measures used by mining industry analysts and other mining companies.

We also present adjusted return on equity as a measure which is calculated by dividing adjusted net earnings by average shareholders’ equity. Management believes this to be a useful indicator of the Company’s performance. We use adjusted net earnings to calculate the adjusted return on equity as management believes it is a useful measure of the Company’s underlying operating performance of our core mining business.

Adjusted net earnings is intended to provide additional information only and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

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Reconciliation of Net Earnings to Adjusted Net Earnings, Adjusted Net Earnings per Share and Adjusted Return on Equity1

($ millions, except per share amounts in dollars)		For the years ended December 31		For the three months ended December 31
	2013	2012 [2]	2011	2013	2012 [2]
Net earnings (losses) attributable to equity holders of the Company	$ (10,366)	($ 538)	$ 4,484	$ (2,830)	($ 3,013)
Impairment charges related to intangibles, property, plant and equipment, and investments	11,536	4,425	165	2,815	4,161
Acquisition/disposition (gains)/losses	442	(13)	(165)	(31)	1
Foreign currency translation (gains)/losses	233	125	(5)	138	97
Acquisition related costs	-	-	97	-	-
Tax adjustments	297	(83)	122	17	(42)
Other expense adjustments[3]	483	75	32	296	42
Restructuring costs	-	-	2	-	-
Unrealized (gains)/losses on non-hedge derivative instruments	(56)	(37)	(66)	1	(89)
Adjusted net earnings	$ 2,569	$ 3,954	$ 4,666	$ 406	$ 1,157
Net earnings (losses) per share[4]	(10.14)	(0.54)	4.49	(2.61)	(3.01)

Adjusted net earnings per share[4]	2.51	3.95	4.67	0.37	1.16
Average shareholders’ equity	$ 17,753	$ 22,668	$ 21,418	$ 13,576	$ 23,611
Adjusted return on equity[5]	14%	17%	22%	12%	20%

[1]	Amounts presented in this table are after-tax and net of non-controlling interest.
[2]	Figures are restated for the impact of new accounting standards adopted in 2013.
[3]	Other expense adjustments include demobilization and severance costs relating to Pascua-Lama for the three months and year ended December 31, 2013 of $176 million and $258 million, respectively.
[4]	Calculated using weighted average number of shares outstanding under the basic method of earnings per share.
[5]	Calculated as annualized adjusted net earnings divided by average shareholders’ equity.

Significant adjusting items (net of tax and non-controlling interest effects) for 2013 include: $11.5 billion in impairment charges; $466 million in losses related to the disposition of Barrick Energy; $258 million in project care and maintenance and demobilization costs at Pascua-Lama; $249 million in income tax expense at Pueblo Viejo, related to the impact of the substantive enactment of the revised SLA; $233 million in unrealized foreign currency translation losses; $94 million increase in rehabilitation provision for Pierina as a result of its accelerated closure; and $21 million in restructuring costs related to the company-wide role reductions; partially offset by $56 million in realized and unrealized gains on non-hedge derivative instruments and a $3 million gain on the sale of the Yilgarn South assets.

Adjusted Operating Cash Flow and Free Cash Flow

Adjusted operating cash flow is a non-GAAP financial measure which excludes the effect of the settlement of currency contracts, the impact of one-time costs and working capital adjustments relating to business combinations.

Management uses adjusted operating cash flow as a measure internally to evaluate the underlying operating cash flow performance of the Company as a whole for the reporting periods presented, and to assist with the planning and forecasting of future operating cash flow.

The elimination of one-time costs and working capital adjustments relating to business combinations are activities that are not reflective of the underlying capacity of our operations to generate operating cash flow and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

We have also adjusted our operating cash flow to remove the effect of the settlement of contingent consideration and non-recurring tax payments. This settlement activity and non-recurring tax payments are not reflective of the underlying capacity of our operations to generate operating cash flow on a recurring basis, and therefore this adjustment will result in a more meaningful operating cash flow measure for investors and analysts to evaluate our performance in the period and assess our future operating cash flow-generating capability.

Free cash flow is a measure which excludes our share of capital expenditures from adjusted operating cash flow.

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Management believes this to be a useful indicator of the Company’s ability to operate without reliance on additional borrowing or usage of existing cash.

Adjusted operating cash flow, adjusted operating cash flow before working capital changes and free cash flow are intended to provide additional information only and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently. The following table reconciles these non-GAAP measures to the most directly comparable IFRS measure.

Reconciliation of Operating Cash Flow to Adjusted Operating Cash Flow and Free Cash Flow

($ millions)		For the years ended December 31		For the three months ended December 31
	2013	2012 [1]	2011	2013	2012 [1]
Operating cash flow	$ 4,239	$ 5,983	$ 5,315	$ 1,016	$ 1,845
Settlement of currency and commodity contracts	64	(385)		69	80
Settlement of contingent consideration	-	50	-	-	-
Non-recurring tax payments	56	52	-	-	-
Withholding tax payments	-	-	161	-	-
Acquisition costs expensed and related working capital movements	-	-	204	-	-
Adjusted operating cash flow	$ 4,359	$ 5,700	$ 5,680	$ 1,085	$ 1,925
Capital expenditures	(5,501)	(6,773)	(4,598)	(1,365)	(2,039)
Free cash flow	($ 1,142)	($ 1,073)	$ 1,082	($ 280)	($ 114)

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.

Adjusted operating costs per ounce, All-in sustaining costs per ounce, All-in costs per ounce, C1 cash costs per pound and C3 fully allocated costs per pound

Beginning with our 2012 Annual Report, we adopted a non-GAAP “all-in sustaining costs per ounce” measure. This was based on the expectation that the World Gold Council (“WGC”) (a market development organization for the gold industry comprised of and funded by 18 gold mining companies from around the world, including Barrick) was developing a similar metric and that investors and industry analysts were interested in a measure that better represented the total recurring costs associated with producing gold. The WGC is not a regulatory organization. In June 2013, the WGC published its definition of “adjusted operating costs”, “all-in sustaining costs” and also a definition of “all-in costs.” Barrick voluntarily adopted the definition of these metrics starting with our second quarter 2013 MD&A.

The “all-in sustaining costs” measure is similar to our presentation in reports prior to second quarter 2013, with the exception of the classification of sustaining capital. In our previous calculation, certain capital expenditures were presented as mine expansion projects, whereas they meet the definition of sustaining capital expenditures under the WGC definition, and therefore these expenditures have been reclassified as sustaining capital expenditures.

Our “all-in costs” measure starts with “all-in sustaining costs” and adds additional costs which reflect the varying costs of producing gold over the life-cycle of a mine, including: non-sustaining capital expenditures (capital expenditures at new projects and capital expenditures at existing operations related to projects that significantly increase the net present value of the mine and are not related to current production) and other non-sustaining costs (primarily exploration and evaluation (“E&E”) costs, community relations costs and general and administrative costs that are not associated with current operations). This definition recognizes that there are different costs associated with the life-cycle of a mine, and that it is therefore appropriate to distinguish between sustaining and non-sustaining costs.

We believe that our use of “all-in sustaining costs” and “all-in costs” will assist analysts, investors and other stakeholders of Barrick in understanding the costs associated with producing gold, understanding the economics of gold mining, assessing our operating performance and also our ability to generate free cash flow from current operations and to generate free cash flow on an overall Company basis. Due to

BARRICK YEAR END 2013	65	MANAGEMENT’S DISCUSSION AND ANALYSIS

the capital intensive nature of the industry and the long useful lives over which these items are depreciated, there can be a significant timing difference between net earnings calculated in accordance with IFRS and the amount of free cash flow that is being generated by a mine. In the current market environment for gold mining equities, many investors and analysts are more focused on the ability of gold mining companies to generate free cash flow from current operations, and consequently we believe these measures are useful non-GAAP operating metrics and supplement our IFRS disclosures. These measures are not representative of all of our cash expenditures as they do not include income tax payments, interest costs or dividend payments. These measures do not include depreciation or amortization. “All-in sustaining costs” and “all-in costs” are intended to provide additional information only and do not have standardized definitions under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not equivalent to net income or cash flow from operations as determined under IFRS. Although the WGC has published a standardized definition, other companies may calculate these measures differently.

Starting in our second quarter 2013 MD&A, the non-GAAP measure “total cash costs” was renamed “adjusted operating costs” in order to conform with the WGC definition of the comparable measure. The manner in which this measure is calculated has not been changed.

Beginning in our second quarter 2013 MD&A, in addition to presenting these metrics on a by-product basis, we have calculated these metrics on a co-product basis. Our co-product metrics remove the impact of other metal sales that are produced as a byproduct of our gold production from cost per ounce calculations, but does not reflect a reduction in costs for costs associated with other metal sales.

We believe that C1 cash costs per pound enables investors to better understand the performance of our global copper segment in comparison to other copper producers who present results in a similar basis. C1 cash costs per pound excludes royalties and non-routine charges as they are not direct production costs. C3 fully allocated costs per pound include C1 cash costs, depreciation, royalties, exploration and evaluation expense, administration expense and non-routine charges.

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Reconciliation of gold cost of sales to Adjusted operating costs per ounce, All-in sustaining costs per ounce and All-in costs per ounce

					For the three months
($ millions, except per ounce information in dollars)		For the years ended December 31			ended December 31
	Reference	2013	2012[1]	2011	2013	2012[1]
Cost of sales	A	$ 6,064	$ 6,078	$ 5,223	$ 1,445	$ 1,694
Cost of sales applicable to non-controlling interests[2]	B	(383)	(216)	(186)	(103)	(58)
Cost of sales applicable to ore purchase arrangement	C	(46)	(161)	(126)	(1)	(42)
Other metal sales	D	(190)	(141)	(158)	(43)	(38)
Realized non-hedge gains/losses on fuel hedges	E	(20)	(8)	(7)	(5)	(19)
Corporate social responsibility costs related to current operations	F	52	39	25	20	13
Treatment and refinement charges	G	6	6	8	2	2
Total production costs		$ 5,483	$ 5,597	$ 4,779	$ 1,315	$ 1,552
Depreciation	H	($ 1,363)	($ 1,401)	($ 1,162)	($ 268)	($ 419)
Impact of Barrick Energy	I	(57)	(90)	(118)	-	(24)
Adjusted operating costs		$ 4,063	$ 4,106	$ 3,499	$ 1,047	$ 1,109
General & administrative costs	J	298	438	384	63	124
Rehabilitation - accretion and amortization (operating sites)	K	139	131	135	31	35
Mine on-site exploration and evaluation costs	L	61	115	92	16	34
Mine development expenditures[3]	M	1,101	1,222	894	236	353
Sustaining capital expenditures[3]	M	901	1,381	1,192	251	470
All-in sustaining costs		$ 6,563	$ 7,393	$ 6,196	$ 1,644	$ 2,125
Corporate social responsibility costs not related to current operations	F	23	26	20	12	11
Rehabilitation - accretion and amortization not related to current operations	K	10	10	10	2	2
Exploration and evaluation costs (non-sustaining)	L	117	193	232	30	44
Non-sustaining capital expenditures[3]
Pascua-Lama	M	1,998	1,869	1,399	606	532
Pueblo Viejo	M	29	512	565	(4)	110
Cortez	M	132	27	69	9	(9)
Goldstrike thiosulphate project	M	223	145	30	71	61
Bulyanhulu CIL	M	83	27	5	30	22
Other	M	24	35	86	8	7
All-in costs		$ 9,202	$ 10,237	$ 8,612	$ 2,408	$ 2,905
Ounces sold - consolidated basis (000s ounces)		7,604	7,465	7,758	1,951	2,071
Ounces sold - non-controlling interest (000s ounces)[2]		(430)	(173)	(208)	(122)	(44)
Ounces sold - equity basis (000s ounces)		7,174	7,292	7,550	1,829	2,027
Total production costs per ounce[4]		$ 764	$ 767	$ 633	$ 719	$ 766
Adjusted operating costs per ounce[4]		$ 566	$ 563	$ 463	$ 573	$ 547
Adjusted operating costs per ounce (on a co-product basis)[4,5]		$ 589	$ 580	$ 484	$ 592	$ 564
All-in sustaining costs per ounce[4]		$ 915	$ 1,014	$ 821	$ 899	$ 1,048
All-in sustaining costs per ounce (on a co-product basis)[4,5]		$ 938	$ 1,031	$ 842	$ 918	$ 1,065
All-in costs per ounce[4]		$ 1,282	$ 1,404	$ 1,141	$ 1,317	$ 1,433
All-in costs per ounce (on a co-product basis)[4,5]		$ 1,305	$ 1,421	$ 1,162	$ 1,336	$ 1,450

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]	Relates to interest in Pueblo Viejo and ABG held by outside shareholders.
[3]	Amounts represent our share of capital expenditures.
[4]	Total production costs, adjusted operating costs, all-in sustaining costs, and all-in costs per ounce may not calculate based on amounts presented in this table due to rounding.
[5]

Amounts presented on a co-product basis remove the impact of other metal sales (net of non-controlling interest) from cost per ounce calculations that are produced as a by-product of our gold production.

BARRICK YEAR END 2013	67	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2013	2012[1]	2011	2013	2012[1]
	References
A	Cost of sales - gold
	Cost of sales (statement of income)	$ 7,243	$ 7,257	$ 6,240	$ 1,813	$ 2,085
	Less: cost of sales - copper (Note 7)	(1,091)	(1,227)	(915)	(267)	(405)
	Add: Barrick Energy depreciation (Note 4)	43	102	97	-	24
	Less: Non-gold COS	(131)	(54)	(199)	(101)	(10)
	Total Cost of Sales - Gold	$ 6,064	$ 6,078	$ 5,223	$ 1,445	$ 1,694

B	Cost of sales applicable to non-controlling interests
	Cost of sales applicable to ABG
	Direct mining and royalties	$ 580	$ 632	$ 562	$ 139	$ 169
	Depreciation	160	162	138	29	48
	Total related to ABG	$ 740	$ 794	$ 700	$ 168	$ 217
	Portion attributable to non-controlling interest	$ 189	$ 216	$ 186	$ 42	$ 58
	Cost of sales applicable to Pueblo Viejo
	Direct mining and royalties	$ 420	$-	$-	$ 143	$-
	Depreciation	139	-	-	44	-
	Total related to Pueblo Viejo	$ 559	$-	$-	$ 187	$-
	Portion attributable to non-controlling interest	$ 194	$-	$-	$ 61	$-
	Cost of sales applicable to non-controlling interests	$ 383	$ 216	$ 186	$ 103	$ 58

C	Cost of sales applicable to ore purchase arrangement
	Equal to the cost of sales from ore purchase agreements that have economic characteristics similar to a toll milling arrangement, as the cost of producing these ounces is not indicative of our normal production costs. These figures cannot be tied directly to the financial statements or notes.

D	Other metal sales
	By-product revenues from metals produced in conjunction with gold are deducted from the costs incurred to produce gold (note 6). By product revenues from metals produced net of copper and non-controlling interest for the three months and year ended December 31, 2013 were $36 million and $167 million, respectively (2012: $35 million and $126 million, respectively; 2011: $137 million).

E	Realized non-hedge gains/losses on fuel hedges
	Fuel gains/(losses) (Note 24E)	$ 12	$ 6	($ 1)	$ 6	$ 6
	Less: Unrealized gains/(losses)	(32)	(14)	(6)	(11)	(25)
	Realized non-hedge gains/(losses) on fuel hedges	($ 20)	($ 8)	($ 7)	($ 5)	($ 19)

F	Corporate social responsibility costs
	CSR costs (Note 9)	$ 89	$ 83	$ 55	$ 36	$ 30
	Less: NCI of CSR	(6)	(3)	(2)	(3)	(1)
	Less: CSR costs - non-gold	(8)	(15)	(8)	(1)	(5)
	Total CSR - gold	$ 75	$ 65	$ 45	$ 32	$ 24
	Corporate social responsibility costs related to current operations	52	39	25	20	13
	Corporate social responsibility costs not related to current operations	23	26	20	12	11
	Total CSR - gold	$ 75	$ 65	$ 45	$ 32	$ 24

G	Treatment and refinement charges
	Treatment and refinement charges, which are recorded against concentrate revenues, for the three months and year ended December 31, 2013 were $2 million and $6 million, respectively (2012: $2 million and $6 million, respectively; 2011: $8 million).

BARRICK YEAR END 2013	68	MANAGEMENT’S DISCUSSION AND ANALYSIS

($ millions, except per ounce information in dollars)		For the years ended December 31			For the three months ended December 31
		2013	2012[1]	2011	2013	2012[1]
H	Depreciation - gold
	Depreciation (Note 7)	$ 1,732	$ 1,651	$ 1,419	$ 442	$ 492
	Less: copper depreciation (Note 5)	(188)	(253)	(170)	(50)	(73)
	Add: Barrick Energy depreciation (Note 4)	43	102	97	-	24
	Less: NCI and other non-gold depreciation	(224)	(99)	(184)	(124)	(24)
	Total depreciation - gold	$ 1,363	$ 1,401	$ 1,162	$ 268	$ 419

I	Impact of Barrick Energy
	Revenue related to Barrick Energy (Note 4)	$ 93	$ 153	$ 177	$-	$ 40
	Less: COS related to Barrick Energy (Note 4)	(79)	(165)	(156)	-	(40)
	Add: Barrick Energy depreciation (Note 4)	43	102	97	-	24
	Impact of Barrick Energy	$ 57	$ 90	$ 118	$-	$ 24

J	General & administrative costs
	Total general & administrative costs (statement of income)	$ 390	$ 503	$ 432	$ 93	$ 139
	Less: non-operating & non-gold general & administrative costs	(79)	(74)	(56)	(19)	(22)
	Add: Other	18	26	8	3	7
	Less: non-recurring items	(31)	(17)	-	(14)	-
	Total general & administrative costs	$ 298	$ 438	$ 384	$ 63	$ 124

K	Rehabilitation - accretion and amortization
	Includes depreciation (note 5) on the assets related to rehabilitation provisions of our gold operations of $17 million and $88 million for the three months and year ended December 31, 2013, respectively (2012: $24 million and $91 million, respectively; 2011: $97 million) and accretion (note 11) on the rehabilitation provision of our gold operations of $14 million and $51 million for the three months and year ended December 31, 2013, respectively (2012: $11 million and $40 million, respectively; 2011: $38 million).

L	Exploration and evaluation costs
	Exploration and evaluation costs (statement of income)	$ 208	$ 359	$ 346	$ 54	$ 108
	Less: exploration and evaluation costs - non-gold & NCI	(30)	(51)	(22)	(8)	(30)
	Total exploration and evaluation costs - gold	$ 178	$ 308	$ 324	$ 46	$ 78
	Exploration & evaluation costs (sustaining)	61	115	92	16	34
	Exploration and evaluation costs (non-sustaining)	117	193	232	30	44
	Total exploration and evaluation costs - gold	$ 178	$ 308	$ 324	$ 46	$ 78

M	Capital expenditures
	Gold segments (Note 5)	$ 2,558	$ 3,630	$ 3,492	$ 610	$ 1,757
	Pascua-Lama operating unit (Note 5)	2,226	2,113	1,564	635	604
	Other projects - gold	120	128	290	26	29
	Capital expenditures - gold	$ 4,904	$ 5,871	$ 5,346	$ 1,271	$ 2,390
	Less: NCI portion	(116)	(204)	(753)	(22)	(719)
	Less: capitalized interest (Note 13)	(297)	(567)	(409)	(42)	(147)
	Add: capitalized interest relating to copper	-	118	56	-	22
	Total capital expenditures - gold	$ 4,491	$ 5,218	$ 4,240	$ 1,207	$ 1,546
	Mine development expenditures	1,101	1,222	894	236	353
	Sustaining capital expenditures	901	1,381	1,192	251	470
	Non-sustaining capital expenditures	2,489	2,615	2,154	720	723
	Total capital expenditures - gold	$ 4,491	$ 5,218	$ 4,240	$ 1,207	$ 1,546

BARRICK YEAR END 2013	69	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of copper cost of sales to C1 cash costs per pound and C3 fully allocated costs per pound

($ millions, except per pound information in dollars)	For the years ended December 31			For the three months ended December 31
	2013	2012[1]	2011	2013	2012[1]
Cost of sales	$ 1,091	$ 1,227	$ 915	$ 267	$ 405
Depreciation/amortization	(184)	(253)	(170)	(49)	(72)
Treatment and refinement charges	126	95	68	36	26
Corporate social responsibility costs	9	10		2	3
Less: royalties	(48)	(34)	(17)	(12)	(11)
Less: non-routine charges	5	(56)	(34)	(1)	(49)
Other metal sales	(1)	(1)	(3)	-	-
Other	-	(22)	-	-	(5)
C1 cash cost of sales	$ 998	$ 966	$ 759	$ 243	$ 297
Depreciation/amortization	184	253	170	49	72
Royalties	48	34	17	12	11
Non-routine charges	(5)	56	34	1	49
Administration costs	16	9	22	3	4
Other expense (income)	16	27	21	4	18
C3 fully allocated cost of sales	$ 1,257	$ 1,345	$ 1,023	$ 312	$ 451
Pounds sold - consolidated basis (millions pounds)	519	472	444	134	154
C1 cash cost per pound[2]	$ 1.92	$ 2.05	$ 1.71	$ 1.81	$ 1.93
C3 fully allocated cost per pound[2]	$ 2.42	$ 2.85	$ 2.30	$ 2.33	$ 2.93

[1]	Figures are restated for the impact of new accounting standards adopted in 2013.
[2]	C1 cash costs per pound and C3 fully allocated costs per pound may not calculate based on amounts presented in this table due to rounding.

EBITDA and Adjusted EBITDA

EBITDA is a non-GAAP financial measure, which excludes the following from net earnings:

—	Income tax expense;
—	Finance costs;
—	Finance income; and
—	Depreciation.

Management believes that EBITDA is a valuable indicator of the Company’s ability to generate liquidity by producing operating cash flow to: fund working capital needs, service debt obligations, and fund capital expenditures. Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or “EBITDA multiple” that is based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a company.

Adjusted EBITDA removes the effect of “impairment charges”. These charges are not reflective of our ability to generate liquidity by producing operating cash flow and therefore this adjustment will result in a more meaningful valuation measure for investors and analysts to evaluate our performance in the period and assess our future ability to generate liquidity.

EBITDA and adjusted EBITDA are intended to provide additional information to investors and analysts and do not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. EBITDA and adjusted EBITDA exclude the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate EBITDA and adjusted EBITDA differently.

The following table provides a reconciliation of EBITDA and adjusted EBITDA to net earnings.

BARRICK YEAR END 2013	70	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Net Earnings to EBITDA

($ millions, except per share amounts in dollars)		For the years ended December 31		For the three months ended December 31
	2013	2012 [1]	2011	2013	2012 [1]
Net earnings	$ (10,603)	$ (549)	$ 4,537	$ (2,772)	$ (3,043)
Income tax expense	617	(164)	(2,287)	(338)	(1,491)
Finance costs	589	121	147	248	31
Finance income	(9)	(11)	(13)	(2)	(2)
Depreciation	1,775	1,753	1,419	442	516
EBITDA	($ 7,631)	$ 1,150	$ 3,803	$ (2,422)	($ 3,989)
Impairment charges	$ 13,206	$ 6,502	$ 235	$ 3,342	$ 6,228
Adjusted EBITDA	$ 5,575	$ 7,652	$ 4,038	$ 920	$ 2,239
[1]	Figures are restated for the impact of new accounting standards adopted in 2013.

Realized Prices

Realized price is a non-GAAP financial measure which excludes from sales:

—	Unrealized gains and losses on non-hedge derivative contracts;
—	Unrealized mark-to-market gains and losses on provisional pricing from copper and gold sales contracts;
—	Sales attributable to ore purchase arrangements; and
—	Export duties.

This measure is intended to enable management to better understand the price realized in each reporting period for gold and copper sales because unrealized mark-to-market value of non-hedge gold and copper derivatives are subject to change each period due to changes in market factors such as market and forward gold and copper prices so that prices ultimately realized may differ from those recorded. The exclusion of such unrealized mark-to-market gains and losses from the presentation of this performance measure enables investors to understand performance based on the realized proceeds of selling gold and copper production.

The gains and losses on non-hedge derivatives and receivable balances relate to instruments/balances that mature in future periods, at which time the gains and losses will become realized. The amounts of these gains and losses reflect fair values based on market valuation assumptions at the end of each period and do not necessarily represent the amounts that will become realized on maturity. We also exclude export duties that are paid upon sale and netted against revenues. We believe this provides investors and analysts with a more accurate measure with which to compare to market gold prices and to assess our gold sales performance. For those reasons, management believes that this measure provides a more accurate reflection of our past performance and is a better indicator of its expected performance in future periods.

The realized price measure is intended to provide additional information, and does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measure is not necessarily indicative of sales as determined under IFRS. Other companies may calculate this measure differently. The following table reconciles realized prices to the most directly comparable IFRS measure.

BARRICK YEAR END 2013	71	MANAGEMENT’S DISCUSSION AND ANALYSIS

Reconciliation of Sales to Realized Price per ounce/per pound

For the years ended December 31
($ millions, except per ounce/pound information in dollars)	Gold				Copper
	2013	2012	2011	2013	2012	2011 [1]
Sales	$ 10,670	$ 12,564	$ 12,255	$ 1,651	$ 1,689	$ 1,646
Sales applicable to non-controlling interests	(589)	(288)	(329)	-	-	-
Sales attributable to ore purchase agreement	(46)	(174)	(137)	-	-	-
Realized non-hedge gold/copper derivative (losses) gains	1	-	43	(22)	(76)	(21)
Treatment and refinement charges	6	6	8	126	95	68
Export duties	51	65	73	-	-	-
Other	-	-	-	-	(22)	-
Revenues - as adjusted	$ 10,093	$ 12,173	$ 11,913	$ 1,755	$ 1,686	$ 1,693
Ounces/pounds sold (000s ounces/millions pounds)	7,174	7,292	7,550	519	472	444
Realized gold/copper price per ounce/pound[1]	$ 1,407	$ 1,669	$ 1,578	$ 3.39	$ 3.57	$ 3.82
[1]	Realized price per ounce/pound may not calculate based on amounts presented in this table due to rounding.

BARRICK YEAR END 2013	72	MANAGEMENT’S DISCUSSION AND ANALYSIS

GLOSSARY OF TECHNICAL TERMS

AUTOCLAVE: Oxidation process in which high temperatures and pressures are applied to convert refractory sulfide mineralization into amenable oxide ore.

BY-PRODUCT: A secondary metal or mineral product recovered in the milling process such as silver.

CONCENTRATE: A very fine, powder-like product containing the valuable ore mineral from which most of the waste mineral has been eliminated.

CONTAINED OUNCES: Represents ounces in the ground before reduction of ounces not able to be recovered by the applicable metallurgical process.

DEVELOPMENT: Work carried out for the purpose of opening up a mineral deposit. In an underground mine this includes shaft sinking, crosscutting, drifting and raising. In an open pit mine, development includes the removal of overburden.

DILUTION: The effect of waste or low-grade ore which is unavoidably included in the mined ore, lowering the recovered grade.

DORÉ: Unrefined gold and silver bullion bars usually consisting of approximately 90 percent precious metals that will be further refined to almost pure metal.

DRILLING:

Core: drilling with a hollow bit with a diamond cutting rim to produce a cylindrical core that is used for geological study and assays. Used in mineral exploration.

In-fill: any method of drilling intervals between existing holes, used to provide greater geological detail and to help establish reserve estimates.

EXPLORATION: Prospecting, sampling, mapping, diamond-drilling and other work involved in searching for ore.

GRADE: The amount of metal in each ton of ore, expressed as troy ounces per ton or grams per tonne for precious metals and as a percentage for most other metals.

Cut-off grade: the minimum metal grade at which an ore body can be economically mined (used in the calculation of ore reserves).

Mill-head grade: metal content of mined ore going into a mill for processing.

Recovered grade: actual metal content of ore determined after processing.

Reserve grade: estimated metal content of an ore body, based on reserve calculations.

HEAP LEACHING: A process whereby gold/copper is extracted by “heaping” broken ore on sloping impermeable pads and continually applying to the heaps a weak cyanide solution/sulfuric acid which dissolves the contained gold/copper. The gold/copper-laden solution is then collected for gold/copper recovery.

HEAP LEACH PAD: A large impermeable foundation or pad used as a base for ore during heap leaching.

MILL: A processing facility where ore is finely ground and thereafter undergoes physical or chemical treatment to extract the valuable metals.

MINERAL RESERVE: See pages 155 to 160 – Summary Gold/ Copper Mineral Reserves and Mineral Resources.

MINERAL RESOURCE: See pages 155 to 160 – Summary Gold/Copper Mineral Reserves and Mineral Resources.

MINING RATE: Tons of ore mined per day or even specified time period.

OPEN PIT: A mine where the minerals are mined entirely from the surface.

ORE: Rock, generally containing metallic or non-metallic minerals, which can be mined and processed at a profit.

ORE BODY: A sufficiently large amount of ore that can be mined economically.

OUNCES: Troy ounces of a fineness of 999.9 parts per 1,000 parts.

RECLAMATION: The process by which lands disturbed as a result of mining activity are modified to support beneficial land use. Reclamation activity may include the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings storage facilities, leach pads and other mine features, and contouring, covering and re-vegetation of waste rock and other disturbed areas.

RECOVERY RATE: A term used in process metallurgy to indicate the proportion of valuable material physically recovered in the processing of ore. It is generally stated as a percentage of the material recovered compared to the total material originally present.

REFINING: The final stage of metal production in which impurities are removed from the molten metal.

STRIPPING: Removal of overburden or waste rock overlying an ore body in preparation for mining by open pit methods. Expressed as the total number of tons mined or to be mined for each ounce of gold or pound of copper.

TAILINGS: The material that remains after all economically and technically recoverable precious metals have been removed from the ore during processing.

BARRICK YEAR END 2013	73	MANAGEMENT’S DISCUSSION AND ANALYSIS